UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☑ Check box if Amendment is material and investors must reconfirm within five business days.
    This amendment is filed to (i) extend the Offering Deadline; (ii) update the Exhibit A- Financial Statements with audited financials for the year ended December 31, 2021; (iii) increase the Maximum Offering Amount; and (iv) remove the named Escrow Agent.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

HEVO Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    November 1, 2011

Physical Address of Issuer:

147 Prince Street, Brooklyn, NY 11201, United States

Website of Issuer:

https://hevo.com

Is there a Co-Issuer? ___ Yes _X_ No

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
- ☑ Yes
- ☐ No

Oversubscriptions will be Allocated:
- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$5,000,000

Deadline to reach the Target Offering Amount:

August 30, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

9 full-time employees.

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$1,275,550	$351,446
Cash & Cash Equivalents	$194,323	$2,863
Accounts Receivable	$30,701	$0
Current Liabilities	$936,710	$1,082,231
Long-term Liabilities	$1,321,896	$0
Revenues/Sales	$69,827	$0
Cost of Goods Sold*	$114,284	$0
Taxes Paid	$1,934	$1,905
Net Income/(Net Loss)	$(3,062,223)	$(2,347,681)

*Cost of Revenues

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

April 25, 2022

HEVO Inc.



Up to $5,000,000 of Crowd SAFE (Simple Agreement for Future Equity)

HEVO Inc. ("**HEVO,**" the "**Company**," "**we**," "**us**," or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C/A (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by August 30, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow by an escrow agent or qualified third party (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$250	$15.00	$235.00
Maximum Individual Purchase Amount (3)(4)	$500,000	$30,000	$470,000
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$5,000,000	$300,000	$4,700,000

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*" BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://hevo.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.com/HEVO

The date of this Form C/A is April 25, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than the Intermediary has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."

The Company

HEVO focuses on developing, selling and supporting an electric vehicle wireless charging product and accompanying software product. The Company is in the beginning stage of commercializing its product offering. The Company was incorporated in Delaware as a corporation on November 1, 2011.

The Company is located at 147 Prince Street, Brooklyn, NY 11201, United States. The Company's website is https://HEVO.com.

The Company is headquartered and qualified to conduct business in New York. The Company also sells its products and services through the Internet and throughout the United States and internationally.

The Company currently owns a non-operating subsidiary, Hevo Europe BV, a Netherlands entity.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/HEVO (the "Deal Page") and the version published as of the date of this Form C/A is attached as Exhibit B. The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C/A as well as make general announcements. You should view Exhibit B as well as the Deal Page at the time you consider making an investment commitment.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000[*]
Maximum Amount of the Securities Offered	5,000,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	5,000,000[*]
Price Per Security	$1.00
Minimum Individual Purchase Amount	$250[+]
Maximum Individual Purchase Amount	$500,000[+]
Offering Deadline	August 30, 2022
Use of Proceeds	See the description of the use of proceeds on page 18 hereof.
Voting Rights	See the description of the voting rights on page 37.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

The Company has a limited operating history and lack of revenues from operations.

The Company was organized in 2011 to develop and sell products and related software to charge electric vehicles. Since its inception the Company has focused on the development of this product and software and has realized minimal revenues and lacks both significant operating history and the financial resources to fully implement its business plan. As such, the Company faces risks and uncertainties relating to its ability to successfully implement and expand its business plan, to expand its operations, and begin to generate (and grow) revenues from operations. The Company's ability to successfully generate significant revenues from operations is dependent on a number of factors, including its ability to develop, market, and expand the distribution of its products, applications, and related services. It is likely that the Company will encounter setbacks with its business plan. Ultimately, if the Company is unable to generate significant revenues or raise additional capital to cover its operating costs and fund future growth, the Company's results of operations and financial condition will be materially and adversely affected, and the Company could be forced to curtail or otherwise wind-up its operations.

After completion of the Offering, the Company will likely require additional capital to fully implement its business plan and support business growth; additional capital might not be available on favorable terms, or at all.

The Company expects that its on-going operations and further implementation of its business plan will likely require substantial additional financial, operational, and managerial resources. The Company has insufficient cash on-hand, accounts receivable, or revenues from operations to fully fund the development of its business plan and operations, and other capital requirements. Even if the Company is able to raise the Maximum Offering Amount, the Company will need to raise additional funds to further develop its product offerings and expand operations. When the Company needs to obtain additional funding in the future, it may have to seek debt financing or obtain additional equity capital. Additional capital may not be available, or may only be available on terms that adversely affect existing stockholders, or that restrict Company operations. For example, if the Company raises additional funds through issuances of equity or convertible securities, existing stockholders could suffer significant dilution, and any new equity securities could have rights, preferences, and privileges superior to those of existing stockholders. There can be no assurance that financing will be available to the Company on reasonable terms, if at all. The inability to raise additional funds, either through equity or debt financing, could materially impair the Company's ability to generate revenues.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this Form C. The ultimate extent to which COVID-19 impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken to contain it or treat its impact.

Our future growth and success are dependent upon consumers' willingness to adopt electric vehicles.

Our growth and future demand for our products is highly dependent upon the adoption by consumers of alternative fuel vehicles in general and electric vehicles in particular. The market for new energy vehicles is still rapidly evolving, characterized by rapidly changing technologies, competitive pricing and competitive factors, evolving government regulation and industry standards, and changing consumer demands and behaviors. If the market for electronic vehicles in general does not develop as expected, or develops more slowly than expected, our business, prospects, financial condition and operating results could be harmed.

We may not be able to establish supply relationships for necessary materials, components or equipment or may be required to pay more than anticipated for components or equipment, which could delay the introduction of our product and negatively impact our business.

We rely on third-party suppliers for components and equipment necessary to develop and manufacture our power stations, power pads, adapters, and chargers. We are collaborating with existing suppliers but have not yet entered into long-term supply agreements for production quantities of these materials. To the extent that we are unable to enter into commercial agreements with these suppliers on beneficial terms, or these suppliers experience difficulties ramping up their supply of materials to meet our requirements, the commercialization of our wireless charging product will be delayed. To the extent our suppliers experience any delays in providing or developing the necessary materials, we could experience delays in delivering on our timelines.

We expect to incur significant costs related to procuring materials required to manufacture and assemble the various components of our wireless charging product offering. We expect to need various materials in our wireless charging product that will require us to negotiate purchase agreements and delivery lead-times on advantageous terms. We may not be able to control fluctuation in the prices for these materials or negotiate agreement with suppliers on terms that are beneficial to us. Our business depends on the continued supply of certain proprietary materials for our products. We are exposed to multiple risks relating to the availability and pricing of such materials and components. Substantial increases in the prices for our raw materials or components would increase our operating costs and negatively impact our prospects.

Any disruption in the supply of components, equipment or materials could temporarily disrupt research and development activities or production of our various wireless charging products until an alternative supplier is able to supply the required material. Changes in business conditions, unforeseen circumstances, governmental changes, and other factors could result in an inability for us to obtain the components and materials and components needed for our products on a timely basis. Any of the foregoing could materially and adversely affect our results of operations, financial condition and prospects.

We face significant challenges in our on-going efforts to further develop and fully commercialize our electric vehicle wireless charging product and to produce it at high volumes with acceptable performance, yields and costs. The pace of development in the electric vehicle market is ultimately not predictable. Delays or failures in accomplishing particular further development objectives may delay or prevent successful commercialization of our product offering.

Developing the equipment and components necessary to meet the requirements for use, and potential wide adoption, by automotive OEMs is a difficult undertaking. We continue to attempt to refine and improve our product offering, and face significant challenges in continuing to improve and enhance the technology and components necessary to commercialize our wireless charging equipment and related technology in commercial volumes. Even if we achieve volume production of the components necessary for our wireless charging product, if the cost, performance characteristics or other specifications of our equipment and technology falls short of our targets, our sales, product pricing and margins would likely be adversely affected. In addition, any delays in the manufacturing scale-up of our wireless charging product would negatively impact our business as it will hamper our revenues and negatively impact our commercial relationships. Delays in the full commercialization of our product would materially damage our business, prospects, financial condition, operating results and brand.

If any component of the equipment necessary for our wireless charging solution fails to perform as expected, our ability to further develop, market, and sell and promote our product could be harmed.

Once commercial distribution of our wireless charging product commences, various equipment and components of the product may contain defects in design and manufacture that may cause them to not perform as expected or that may require repairs, recalls, and design changes. The equipment and components of our wireless charging product is inherently complex and incorporate technology and components that have not been used for other applications and that may contain defects and errors, particularly when first introduced. We have a limited frame of reference from which to evaluate the long-term performance of our wireless charging product. There can be no assurance that we will be able to detect and fix any defects in any component of our wireless charging prior to the sale (or other distribution) to potential consumers. If our product fails to perform as expected, we could lose design wins and customers may delay deliveries, terminate further orders or initiate product recalls, each of which could adversely affect our sales and brand and could adversely affect our business, prospects, and results of operations.

Interruptions or performance problems associated with the Company's application, technology and infrastructure may adversely affect the Company's business and operating results.

The Company's growth depends in part on the ability of existing and potential customers to utilize Company products at any time and within an acceptable amount of time. The Company may in the future experience disruptions, outages, and other performance problems due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, denial of service attacks, or other security related incidents. It may become increasingly difficult to maintain and improve Company performance as Company products become more complex and as user traffic increases. If Company products and applications are unavailable, or if users are unable to utilize Company products within a reasonable amount of time or at all, the Company's business would be negatively affected. To the extent that the Company is unable to upgrade its applications and systems as needed, and continually develop Company technology and architecture to accommodate actual and anticipated changes in technology, the Company's business and operating results may be adversely affected.

A failure to effectively expand the Company's marketing and sales capabilities could harm our ability to initiate and increase our customer base and achieve broader market acceptance of its products.

The Company's ability to obtain customers (and users of its product) and thereafter to increase its customer base and achieve broader market acceptance of Company applications and products will depend to a significant extent on the Company's ability to expand its marketing and sales operations. The Company plans to expand its management team and engage additional personnel, and also plans to dedicate significant resources to sales and marketing programs. All of these efforts will continue to require that the Company invest significant financial and other resources. If the Company is unable to hire, develop, and retain talented sales personnel, if its sales personnel are unable to achieve desired productivity levels in a reasonable period of time, or if the Company's sales and marketing programs are otherwise not effective, the Company's ability to increase its customer base and achieve broader market acceptance of its applications and products could be harmed.

The Company relies, in part, on third-party computer hardware, software, and applications to deliver its applications to end users, any of which could cause errors, interruptions, or failures of service which are beyond the Company's control.

The Company relies on computer hardware and software owned by third parties in order to implement and deliver certain applications and related services. Although the Company attempts to utilize products, and rely on services and components of, reputable third parties, any errors or defects in third-party hardware or software could result in errors or a failure of the Company's service which could harm its business. Interruptions in service may reduce revenue, cause the Company to issue credits or refunds, and/or cause customers to stop using the Company's SaaS platform and services, and as a result adversely affect renewal rates and the Company's ability to attract new customers. The Company's business will also be harmed if customers and potential customers believe the Company's services are unreliable.

The market in which the Company participates is competitive, more established companies have certain competitive advantages over the Company, and if the Company does not compete effectively, its operating results could be harmed.

More companies are entering into the electric vehicle space, including service providers and companies focused on charging solutions. The Company's current and prospective competitors range in size from diversified global companies with significant resources to small, specialized firms whose narrower product lines may let them be more effective in deploying technical, marketing, and financial resources. The area in which the Company competes evolves rapidly with changing and disruptive technologies, shifting user needs, and frequent introductions of new products and services. The Company's ability to become and then remain competitive depends on its success in making innovative applications that appeal to businesses and consumers.

Additionally, many potential competitors enjoy substantial competitive advantages over the Company, such as greater name recognition, longer operating histories and larger marketing budgets, as well as substantially greater financial, technical and other resources. In addition, many potential competitors have established marketing relationships and access to larger customer bases, and have major distribution agreements with consultants, system integrators and resellers. As a result, competitors to the Company may be able to respond more quickly and effectively than the Company can to new or changing opportunities, technologies, standards or customer requirements. The greater capabilities of potential competitors in these areas may enable them to better withstand periodic downturns in the industry and respond more quickly to consumer demands to develop new products and services. Furthermore, because of these advantages, even when the Company's applications and services are deemed to be more effective than those offered by its competitors, certain potential customers may express a hesitancy to purchase applications and services from an early stage company and instead may prefer applications and services from competitors in lieu of purchasing the Company's applications and services. For all of these reasons, the Company may not be able to compete successfully against its competitors. The Company's revenues, profitability and financial condition could be materially adversely affected as a result of the competitive nature of the industry in which the Company competes.

If the Company is unable to continually enhance its product offering, sell its products and solutions into new markets or further penetrate existing markets, its revenue may not grow as expected.

The Company's ability to increase sales will depend in large part on its ability to enhance and improve its products and solutions, from time to time to introduce new products and solutions in a timely manner, to sell into new markets and to further penetrate existing markets. The success of any enhancement or new product or solution depends on several factors, including the timely completion, introduction and market acceptance of enhanced or new solutions, the ability to attract, retain and effectively train product development, and sales and marketing personnel (among others), the ability to develop relationships with distribution partners and automobile OEMs, developers and managers, and the effectiveness of marketing programs. Any new product or solution developed may not be introduced in a timely or cost-effective manner, and may not achieve the broad market acceptance necessary to generate significant revenue. Any new markets into which the Company attempts to sell products and solutions, including new vertical markets and new regions, may not be receptive. The Company's ability to further penetrate existing markets depends on the quality of its products and solutions and the ability to design solutions to meet consumer demand. Moreover, the Company may be frequently required to enhance and update its products and solutions as a result of changing standards and technological developments, which likely will make it difficult to recover the cost of development and forces the Company to continually qualify new solutions with consumers. If the Company is unable to successfully develop new products and solutions, enhance existing solutions to meet consumer requirements, sell products and solutions into new markets or sell products and solutions to additional consumers in existing markets, its revenue may not grow as expected or it may decline.

The Company may not generate significant revenues as a result of its on-going and proposed research and development efforts.

The Company has made, and expects to continue to make, significant investments in research and development and related product opportunities. The Company intends to use a portion of the proceeds of the Offering for such purposes. High levels of expenditures for research and development could harm the Company's results of operations, especially if not offset by corresponding future revenue increases. The Company believes that it must dedicate a significant amount of resources to research and development efforts to establish and enhance a competitive position. However, it is difficult to estimate when, if ever, the Company will generate significant revenues as a result of these investments.

The Company's intellectual property rights are valuable, and any inability to protect them could reduce the value of the Company's brand image and harm its business and operating results.

The Company has acquired, and expects to create, own, and maintain a wide array of intellectual property assets, including patents, copyrights, trademarks, trade secrets, and rights to certain domain names, which the Company believes are, or will be, among its most valuable assets. The Company has sought, and expects to seek, to protect its intellectual property assets through copyright, trade secret, trademark, and other laws of the United States, and through contractual provisions, but not through the use of patents. The efforts the Company has taken, or may take, to protect its intellectual property and proprietary rights may not be sufficient or effective at stopping unauthorized use of those rights. There may be instances where the Company is not able to fully protect or utilize its intellectual property assets in a manner to maximize competitive advantages. If the Company is unable to protect its proprietary rights from unauthorized use, the value of the Company brand may be reduced. Any impairment of the Company's brand could negatively impact its business. In addition, protecting Company intellectual property and other proprietary rights will likely be expensive and time consuming. Any unauthorized use of Company intellectual property could make it more expensive to do business and consequently harm Company operating results.

The Company may be sued by third parties for alleged infringement of their proprietary rights, which could be costly, time-consuming, and limit the Company's ability to use certain technologies in the future.

Although the Company believes it either owns or has the right to use all intellectual property and information utilized in the application that is a part of its product offering and services, as the developer of applications the Company may become subject to claims that its software and applications infringe upon the intellectual property or other proprietary rights of third parties. Any claims, with or without merit, could be time-consuming and expensive to defend, and could divert management's attention away from the execution of the Company's business plan. Moreover, any settlement or adverse judgment resulting from these claims could require the Company to pay substantial amounts or obtain a license to continue to use the disputed technology, or otherwise restrict or prohibit the Company's use of the technology. There can be no assurance that the Company would be able to obtain a license on commercially reasonable terms, if at all, from the third party asserting the claim, or that the Company would be able to develop alternative technology on a timely basis, if at all, or that the Company would be able to obtain a license to use a suitable alternative technology to permit it to continue offering, and Company customers to continue using, affected products. An adverse determination also could prevent the Company from offering its applications and services to others. Infringement claims asserted against the Company may have a material adverse effect on the Company's business, results of operations, and financial condition.

There is no assurance that the Company will successfully implement its business plan and operations and, if successful, managing future growth.

The Company anticipates that, upon successful completion of the Offering, it will be able to continue development and improvement of its existing wireless charging product and related software and grow its pipeline of prospective customers. In addition, as the Company increases its focus on sales efforts and continues to implement its business plan, the Company may experience periods of rapid growth, including needs for increased staffing levels. Such growth may place a substantial strain on Company management, operational, financial, and other resources. The Company will need to attract, retain, train, motivate, and manage high caliber employees. Failure to do so could have a material adverse effect on the Company's business, financial condition, and results of operations.

Failure to maintain the security of information and technology networks, including information relating to users or distributors of the Company's product could adversely affect the Company's reputation, business, results of operations, and financial condition.

The legal, regulatory, and contractual environment surrounding information security, privacy, and fraud is constantly evolving and companies that collect and retain such information are under increasing attack by cybercriminals around the world. The Company is dependent on information technology networks and systems, including the Internet, to process, transmit, and store electronic information and, in the normal course of business, the Company collects and retain certain information, including financial information, from and pertaining to our customers (and their customers). Security measures put in place by the Company cannot guarantee security, and the Company's information technology infrastructure may be vulnerable to criminal cyber-attacks or data security incidents due to employee or third-party negligence, error, malfeasance, or other vulnerabilities. Cyber security attacks are increasingly sophisticated, change frequently, and often go undetected until after an attack has been launched. The Company may fail to identify these new and complex methods of attack, or fail to invest sufficient resources in security measures.

The Company is dependent on its key personnel, and the loss of any could adversely affect its business. The

Company depends on the continued performance of its management and advisory team, particularly its founder Jeremy McCool, who has contributed significantly to the Company's products and the planning and development of its business. If the Company were to lose the services of its key personnel and were unable to locate suitable replacements for such persons in a timely manner, it could have a material adverse effect on the Company and its plan of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

The Company is dependent upon technological improvements.

The electric vehicle market and industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. The Company's future success will depend in part upon its ability to create, maintain, and update competitive technologies that will enhance its wireless charging product. There can be no assurance that the Company's technological improvements will effectively compete with that of its competitors or that the Company will be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to its customers.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters".

Prior to filing its Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the Offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C/A thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) ("Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of a Crowd SAFE or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Crowd SAFE, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Crowd SAFE. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Crowd SAFE and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Crowd SAFE to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders or the party holding the CF Shadow Securities on behalf of the Investors are required to enter into a proxy agreement with its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and such shares would be required to be subject to a proxy that allows a designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The foregoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

HEVO is a wireless charging hardware company that uses a charging pad mounted on the ground directly or flush with ground level. The Company provides charging for electric vehicles ("EV" or "EV's") equivalent to Level 2 when parking above the pad with an efficiency of 91-95%, which has equivalency to plug-in charging stations and has capacity to add 24 miles of range per hour charged (3 miles charged per kilowatt via an 8 kilowatt charger). Founded with a mission to eliminate global reliance on fossil fuels by accelerating the adoption of EV's, the Company seeks to create a charging technology with a superior experience and which follows the universal SAE J2954 standard. The HEVO team has spent nearly a decade on developing a cost competitive, third-party certified, manufacturable, and highly efficient wireless EV charging product suite to challenge existing and future wireless charging services. By enabling drivers to park and charge vehicles quickly, HEVO has the potential to enable greater mass adoption of EVs. In addition, the Company has developed full-stack software—the Journey App—which manages the EV driver's charging experience from end-to-end. The Journey App enables turn-by-turn navigation and allows drivers to locate and reserve charging stations along their route. The App allows the driver to complete the transaction and provides real-time data including state of charge, time to full charge, cost of charging at the specific location, CO_2 emissions abated and several other data points.

Business Plan

The Company plans to significantly expand its business by investing in infrastructure to create a production line to make its charging hardware, purchasing raw materials for production and tooling machines for production, and also support costs create a large volume production facility alongside next generation research and development facilities. The Company aims to achieve profitability by 2025. The capital we raise here will empower us to complete our product development, create a production line for our core product the Rezonant E8, and grow our infrastructure to meet customer orders as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Rezonant E8	Wireless charging system for EV's that includes a charging pad, display, pole mounts, and a mobile app for users. Additional wired systems are also available.	Direct to Consumer ("DTC") via aftermarket modifications for drivers of EV's to enable charging via charging pads. Includes any owner of an EV without a current wireless charging option or seeks a wired solution. Business to business ("B2B") for 1) Charging Network Developers and Operators that acquire fleet customers, manage installation and operation, and acquire users; 2) Automakers that would install our product on the vehicles during production and prior to sale to consumers; 3) Businesses that wish to install a wireless charging station for customers.

Competition

The Company's primary competitors are Wave (owned by Ideanomics), Lumen Freedom, a tier 1 auto-supplier that licenses WiTricity, Plugless Power, and Momentum Wireless Power among 5-6 similar competitors. As the market evolves, we anticipate additional competition from Tier 1 auto suppliers and Chinese companies developing and/or using similar technologies today such as NuVolta Techologies and Invispower. The markets in which our products are sold are increasingly competitive. Our products compete against similar products of large and small companies, including well-known global competitors. Quality, performance, value and charging power are also important differentiating factors.

Customer Base

The Company´s potential customer base remains focused in two broad groups: DTC and B2B. HEVO expects to target customer orders via drivers of EV´s that wish to enable wireless charging and would require aftermarket modifications. The second group includes three sets of potential customers: 1) Charging Network Developers and Operators that wish to offer a wireless charging solution; 2) Automakers that would install our product on the vehicles during production and prior to sale to consumers; and 3) Businesses that wish to offer a wireless charging solution for customer EV´s.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
9796280	Systems and Mobile Application for Electric Wireless Charging Stations	United States Patent	3/25/2013	10/24/2017	USA
D813,810	Inverter Enclosure	United States Patent	10/21/2016	3/27/2018	USA
10,128,697	Detecting and Deterring Foreign Objects and Living Objects at Wireless Charging	United States Patent	5/1/2017	11/13/2018	USA
10381950*	Resonant Inverter Topology, Wireless Charger and Control Method	United States Patent	7/22/2016	8/13/2019	USA
10,369,894	Parking Alignment Sequence For Wirelessly Charging An Electric Vehicle	United States Patent	10/21/2016	8/6/2019	USA
D889,405	Inverter component of a charging system	United States Patent	11/15/2018	7/7/2020	USA
11,052,778	Systems and mobile application for electric wireless charging stations	United States Patent	10/2/2017	7/6/2021	USA
D928,089	Transmitter component of a charging system	United States Patent	11/15/2018	8/17/2021	USA
D935,391	Charging system	United States Patent	11/15/2018	11/9/2021	USA

*The Company has licensed the rights to this patent from New York University.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company's primary domain name is https://hevo.com.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities, along with the laws and regulations of countries in which it sells or operates in internationally. Most markets require that the Company's technology be certified by a Nationally Recognized Testing Laboratory (e.g. UL 2750- the standard for wireless EV charging). Additionally, government agencies, regulatory bodies and private-industry groups are involved to ensure that wireless EV charging meets a variety of regulations from different stakeholders. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$300,000
Salaries and Benefits (1)	59.6%	$14,900	50.36%	$2,518,194
Operating Expenses (2)	34.4%	$8,600	12.35%	$617,750
Capital Expenditures (3)	0%	$0	11.16%	$558,017
Cost of Goods Sold (4)	0%	$0	20.12%	$1,006,040
Total	**100%**	**$25,000**	**100%**	**$5,000,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

(1) These proceeds will be used for salaries and benefits for existing employees, as well as for new hires across production, software development, engineering, legal and business development as the Company ramps up production.

(2) These proceeds will be used for operating expenses of the Company, including facilities costs, legal and professional fees, software licenses, insurance, recurring subscription services and research and development expenditures.

(3) These proceeds will be used for tooling expenses to provide for more rapid production of Rezonant charging systems.

(4) These proceeds will be used to acquire raw materials and components that make up the Rezonant wireless charging system hardware, including the power station, pole mount, ground pad, vehicle assembly and guardian detection.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jeremy McCool	Chief Executive Officer, Founder and Chairman of the Board	CEO and Founder of HEVO, Inc., 2011 – Present Responsible for product strategy, customer development, fundraising, corporate strategy and general CEO responsibilities	Columbia University, MPA, Urban Policy, 2012; University of Central Oklahoma, B.A., Communications, 2005
Umer Anwer	Chief Technology Officer	Chief Technology Officer of HEVO, Inc., 2016 – Present Responsible for technology, engineering management, research and development, IP development and general CTO responsibilities	National University of Science & Technology, M.S., Software Engineering, 1999; University of Peshawar, M.Sc., Electronics, 1997
John Paul Yorro	Chief Financial Officer and Corporate Secretary	Chief Financial Officer and Corporate Secretary of HEVO, Inc., 2021 – Present Responsible for oversight of finance and accounting functions, as well as fundraising and capital management activities VP of Finance and Managing Director (Head of Investment Banking), NextSeed Group, 2018 to 2021. Responsible for leading investment banking activities	Columbia Business School, MBA, 2011; Columbia University, MIA, International Energy Management, 2011; Boston College, B.A., International Studies, 2001
Sameer Rashid	Chief Operating Officer	Chief Operating Officer of HEVO, Inc., 2021 – Present Responsible for business operations and execution, and business development Co-Chair of HEVO, Inc., 2018 – 2021 Responsible for fundraising, strategy and BD support	The George Washington University, B.A., Economics, 2001

		Co-Founder and Managing Partner, Super Collider, 2015 – Present Responsible for fundraising and deal flow Partner, Pure Energy Partners, 2011 – Present Responsible for strategy, business development, marketing on behalf of client projects	
Kevin Thompson	Director	Director of HEVO, Inc., 2020 – Present Responsible for technology, governance, strategy, and general director responsibilities General Partner, State48 Ventures, 2021 - Present Responsible for managing the fund Member, Board of Advisors, 3x5 Partners, March 2020-Present Responsible for advising the partners on deals and technical developments Board of Director, Telaria, 2019 – Present Responsible for board oversight of a NYSE-listed company VP Engineering, Uber Marketplace, 2017 – 2019 Responsible for overseeing the central technology team	University of California-Irvine, M.S., Computer Science, 1988; University of Virginia, B.A., 1986
Edward Hightower	Director	Director of HEVO, Inc., 2020 – Present General director responsibilities, with focus on automotive business development and strategy President, Lordstown Motors Corporation, 2021 - Present Responsible for setting and executing the overall strategic direction for the Company	University of Michigan, MBA, Ross School of Business, 1995; University of Illinois Urbana-Champaign, B.S., Engineering, 1988

		Managing Director, Motoring Ventures LLC, 2016 - Present Responsible for supporting private equity clients by developing and implementing value-creation plans for their portfolio companies and conducting operational and commercial due diligence of acquisition targets	
David Chait	Director	Director of HEVO, Inc., 2020 – Present Responsible for governance, finance and budgeting, strategy and general director responsibilities Co-Founder and Principal, Lighthouse 22 Capital Advisors LLC, 2020 - Present Provides strategic corporate and financial advisory services primarily to early-stage private companies. Board of Advisors, First Tracks Capital Inc, 2020 – Present Board of Directors, Loud-Hailer Inc., 2020 - Present Board of Directors, Sparkel Beverage Systems, 2019 - Present Managing Partner, Emerald Lane Capital Advisors LLC, 2018 - Present Provides advisory services relating to corporate development, strategy, capital raising, venture investments and SPAC target analysis and due diligence.	University of Pennsylvania, MBA, Wharton School, 1997; University of Pennsylvania, B.S., Finance and Accounting, Wharton School, 1991
Wanda Lopuch	Director and Secretary of the Board	Director, HEVO, Inc., 2020 – Present Chair, Governance, Nominating and ESG Committee, Secretary of the Board Responsible for governance, ESG and general board responsibilities	University of California, Berkeley- School of Law, Executive Program, 2021; Marquette University, PhD, Administration & Supervision, 1984; Wroclaw

| | | Board Member, Chair of the Risk and ESG Committee, Entelligent, 2019 - 2021

Responsible for enterprise risk, cybersecurity, ESG and general board responsibilities

Chair of Board of Directors, Global Sourcing Council, 2012 - 2019

Responsible for governance, strategy and shareholders engagement. | University of Science and Technology, M.S., Infomatics-Computer Sciences, 1979 |

Biographical Information

Jeremy McCool: Jeremy is the CEO and Founder of the Company. Following a 15-month tour in Baghdad as a U.S. Army officer, he made a personal pledge to reduce global dependence on foreign and fossil fuels. Upon exiting the military, Jeremy entered Columbia University's School of International and Public Affairs (SIPA) and completed his MPA with a focus in urban policy and sustainability. During his final year at Columbia, Jeremy founded HEVO in November 2011, with the vision of creating the global standard for universal and ubiquitous electric vehicle wireless charging.

Umer Anwer: Umer is the CTO of the Company. He leads HEVO's technology research, development, and strategy, offering a deep understanding of electronics design and extensive management experience. With his experience in and knowledge of power electronics, electromagnetics, communications, and more, Umer drives the development and refinement of HEVO's technology as the company prepares for commercialization of its wireless charging system. In addition, he brings more than a decade of team building and leadership experience to ensure collaborative, efficient, and successful achievement of HEVO's technology milestone targets and goals.

JP Yorro: JP is the CFO of the Company. With over a decade of strategic finance experience spanning investment banking, private equity / venture capital and corporate finance, JP has worked closely with management teams on M&A transactions, operational excellence, cost savings and strategic initiatives through growth stages and exits. After completing graduate studies at Columbia—where he met HEVO Founder and CEO Jeremy McCool—JP accumulated deep working knowledge of conventional and transitional energy value chains. He worked as a Gas and Power Consultant for Wood Mackenzie, an energy Investment Banker for Wells Fargo Securities and on the deal team of the Energy & Minerals Group, a private equity firm with ~$17 billion in AUM. In 2017, JP Co-Founded Airspace Experience Technologies ("ASX"), an aerospace company leveraging existing automotive EV technology to develop electric aircraft. While continuing to serve as an advisor to ASX, JP most recently served as the Head of Investment Banking for NextSeed, a fintech company that raises capital for startups including hardware and software technology.

Sameer Rashid: Sameer is the COO of the Company. He is a versatile entrepreneur, operator, and investor with 15 years of experience in the energy and climate transition space. Experienced across technology platforms and sectors, Sameer has focused on scaling innovative technologies that improve user experience and positively impact the climate. Sameer began his career at Deutsche Bank as an investment grade credit trader focusing on industrials and energy and was the co-founder of an organic waste to energy startup that was acquired by KPCB and Waste Management-backed Harvest Power. Over the last 10 years, he has worked across a portfolio of climate tech and energy transition efforts ranging from startups, early-stage venture capital, product development, and storytelling. Through his firm, Pure Energy Partners, Sameer co-founded the Circular Carbon Network.

Kevin Thompson: Kevin is a Director of the Company. He is a tech executive with 25 years of experience in software development and machine learning leadership, managing teams of up to 400. His strategic technology teams made $10-figure impact on business metrics at both Google and Uber. Kevin has for 3 years served as a board member for Telaria (NYSE:TLRA), a small-cap platform for managing premium video advertising. Kevin's most recent (2017-2019) operational role was as VP Engineering of Uber's Marketplace team where he grew the team from 250 to 400+

engineers. Kevin's previous experience includes 12 years at Google, the last 6 as VP of Engineering where he led efforts that increased YouTube revenue 50x. Earlier, Kevin played many roles at Google, leading YouTube's data warehouse team, as the founding site director for the Irvine office, and leading much of the AdWords advertiser-facing team. He was a sponsor of acquisitions including Urchin SW (now Google Analytics).

Edward Hightower: Edward is a Director of the Company. He is an accomplished global automotive engineering and business executive, entrepreneur, and author. He previously led GM's $15 billion global crossovers business as the executive chief engineer and vehicle line executive. He has also served in product design and engineering, strategy, marketing, and executive roles at BMW and Ford. Hightower also worked as a hands-on management consultant at AlixPartners, LLP, improving business operations, growing revenue, and advising on over $8.4 billion in M&A transactions for client company owners, CEOs, and private equity investors. He has extensive experience in emerging markets throughout Asia, Africa, and Latin America. Currently, Hightower is the managing director of Motoring Ventures LLC, a hands-on investment, growth, strategy, and operations advisory firm focused on automotive and manufacturing businesses around the world. He recently became President of Lordstown Motors.

David Chait: David is a Director of the Company. He is an entrepreneurial finance professional with board-level expertise and close to 30 years of experience in structured finance, venture capital, risk management, and building early-stage companies primarily in the consumer and technology sectors. David is Co-Founder and Principal at Lighthouse 22 Capital Advisors LLC, providing strategic corporate and financial advisory services primarily to early-stage private companies. David currently serves as Managing Partner of Emerald Lane Capital Advisors LLC, where he provides advisory services relating to corporate development, strategy, capital raising, venture investments and SPAC target analysis and due diligence. In addition to his role as an investor and member of the Board of Advisors for HEVO, David is an active investor in several private companies and currently serves on the Boards of Directors of Spärkel Beverage Systems, and Loud-Hailer. Prior to founding Emerald Lane, David ran Syncora Guarantee's corporate venture capital group and also served as Head of Structured Finance Surveillance. Prior to Syncora, David spent five years at Swiss Re executing credit derivative transactions and started his career at KPMG, where he earned his CPA license.

Wanda Lopuch: Wanda is the Secretary of the Company. She has served as an Independent Director, Global VP, General Manager and CEO over her professional career. With a background in IT and life science, Wanda possesses an extensive operational experience in multi-cultural environments with a proven track record in driving strategic growth in emerging markets. Wanda has often served in positions with direct P&L ownership for businesses in fast growing industries with demonstrated results leading international strategy, new business start-ups, market expansion, database development, product development, synchronization on a common platform, supply chains and risk management. Her senior executive, multinational experience includes public and private expertise in US, Russia, Poland, UK, China and Latin America. She has held or continues to hold board positions with Entelligent, Global Sourcing Council, Nanogrid Technologies PBC, Belatrix Software Company and Stoczek.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 9 employees. The Company also utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 20,000,000 shares, par value $0.0001 per share, of voting common stock ("**Voting Common Stock**") and 10,000,000 shares, par value $0.0001 per share, of non-voting common stock ("**Non-Voting Common Stock**")(the Voting Common Stock and Non-Voting Stock referred collectively as the "**Common Stock**") and 10,000,000 shares of Series A-1 preferred stock, par value $0.0001 per share (the "**Preferred Stock**"). Additionally, the Company has established the 2013 Equity Incentive Plan for which 10,000,000 shares are authorized for issuance thereunder. At the closing of this Offering, assuming only the Target Offering Amount is sold 7,264,383 shares of Common Stock (consisting of 985,417 shares of Non-Voting Common Stock and 6,278,966 shares of Voting Common Stock) and 6,189,369 shares of Preferred Stock will be issued and outstanding. Additionally, the Company has 2,891,683 options to purchase Common Stock issued and outstanding and an additional 7,108,317 options available for issuance under the 2021 Equity Incentive Plan.

Outstanding Capital Stock

As of the date of this Form C/A, the Company's outstanding capital stock consists of:

Type	Voting Common Stock
Amount Outstanding	6,278,966
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Voting Common Stock at a later date. The issuance of such additional shares of Voting Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	36.06%

Type	Non-Voting Common Stock
Amount Outstanding	985,417
Par Value Per Share	$0.0001
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Non-Voting Common Stock at a later date. The issuance of such additional shares of Non-Voting Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	5.66%

Type	Series A-1 Preferred Stock
Amount Outstanding	6,189,369
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	(a) Right to receive dividends equal to pro rata share payable when declared (non-cumulative) (b) Liquidation Preference of 1.5 times original issue price ("OIP") of $1.45 per share; (c) Right to convert into Common Stock at any time at a 1:1 conversion ratio; (d) Automatic conversion into Common Stock upon $50 million in gross proceeds raised by the Company in a public offering at no less than four times the OIP of $1.45 per share; (e) Additional rights exist for Anti-Dilution via pro rata participation in future rounds
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series A-1 Preferred Stock at a later date. The issuance of such additional shares of Series A-1 Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	35.55%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C/A, the Company has the following additional securities outstanding:

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	2,891,683
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	16.61%

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$2,110,231
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $40,000,000 and a Discount of 15%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.95%

Type of security	Convertible Notes
Amount Outstanding	$500,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The Convertible Notes provide for a 20% discount in a subsequent equity financing by the Company
Interest Rate	4%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.17%

Outstanding Debt

As of the date of this Form C/A, the Company has the following debt outstanding:

Type	SBA PPP Loan
Amount Outstanding	$118,930
Interest Rate and Amortization Schedule	1 % per annum. For the period beginning on the date of issuance of the note, and ending six (6) months thereafter, no payments will be due. Thereafter, monthly payments of principal and interest in an unspecified amount will be due. Any principal balance and interest due thereon outstanding on the maturity date of the note, will be due and payable on the maturity date, unless such amounts are forgiven under the terms of the loan.
Description of Collateral	Unsecured
Other Material Terms	The principal amount of the loan may be forgivable under the terms of the U.S. Small Business Administration's "Paycheck Protection Program" created pursuant to Section 1102 of the Coronavirus Air, Relief, and Economic Security Act, commonly referred to as the "Cares Act".
Maturity Date	February 2026*

*The Company expects to receive forgiveness of this loan in 2022.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Jeremy McCool	5,100,000 shares of Common Stock; 111,393 shares of Series A-1 Preferred Stock	38.74%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and in the financial statements attached hereto as Exhibit A, in addition to the following information.

Operations

HEVO Inc. (the "**Company**") was incorporated on November 1, 2011 under the laws of the State of Delaware, and is headquartered in Brooklyn, New York.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of March 31, 2022, the Company had an aggregate of $412,711 in cash and cash equivalents. Based on the above, the Company has approximately 6 months of runway

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

This amendment is filed to (i) extend the Offering Deadline; (ii) update the Exhibit A- Financial Statements with audited financials for the year ended December 31, 2021; (iii) increase the Maximum Offering Amount; and (iv) remove the named Escrow Agent.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Series A-1 Preferred Stock	$3,833,917	2,644,081	Research & Development and General Working Capital	April 27, 2020; August 25, 2020; December 31, 2020; February 15, 2021	Section 4(a)(2)
Convertible Notes	$500,000	1	Research & Development and General Working Capital	October 6, 2021	Section 4(a)(2)
Convertible Notes	$1,505,167*	26	Research & Development and General Working Capital	Various dates from March 1, 2019 through February 20, 2020	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$2,110,231	193	Research & Development and General Working Capital	October 8, 2021; November 18, 2021; January 5, 2022; February 2, 2022; February 19, 2022	Reg D Rule 506(c)
Option to Purchase Common Stock	$0	1,733,683	N/A	Various dates between March 31, 2019 and November 16, 2021	Rule 701

*On April 7, 2020, these Convertible Notes were converted into 1,381,978 shares of Series A-1 Preferred Stock.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(a) Effective February 28, 2022, a license agreement between Jeremy McCool ("Licensor") and HEVO ended. The Licensor had leased a property located at 472 Carroll Street, Brooklyn, New York 11215 (the "Building") pursuant to a Lease Agreement dated March 26, 2021. Under the terms of the License Agreement, the Licensor had granted to HEVO a non-exclusive license to enter upon, access and use the Building for general office use as well as use as a temporary residence for employees of the Company. The license agreement had provided for HEVO to pay to the Licensor the same rate at which Licensor paid pursuant to the Lease Agreement. HEVO has no further obligations under the License Agreement.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C/A (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by August 30, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In addition to the Offering, the Company intends to concurrently undertake to raise up to an additional $1,000,000 by offering to sell up to $1,000,000 in securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering (the "Concurrent Offering"). No investors in this Offering, or potential investors who learned of the Company as a result of this Offering, will be permitted to invest in the Concurrent Offering.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $250 and the maximum amount that an Investor may invest in the Offering is $500,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **<u>Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.</u>**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed as of the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

THE ESCROW AGENT SERVICING THE OFFERING HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C/A and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The nominee of the Securities shall be Republic Investment Services LLC (the "Nominee"). The Nominee will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $50,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 85%.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $50,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; (z) convertible promissory notes; and (aa) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights. In addition, to facilitate the Offering to Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

The Company is a party to a certain Voting Agreement, dated as of April 27, 2020, under which the Company, the Voting Common Stockholders and Series A-1 Preferred Stock investors agreed to, among other things (i) voting provisions regarding the Company's board of directors, including board composition; (ii) voting to increase authorized Common Stock; (iii) the granting of irrevocable proxies and (iv) a drag-along right.

The Company also is a party to a certain Investors' Rights Agreement, dated as of April 27, 2020, under which the Company and Series A-1 Preferred Stock investors agreed to provide (i) registration rights, (ii) certain rights to receive or inspect information pertaining to the Company, and (iii) effects of changes in the Company's capital structure.

The Company also is a party to a certain Right of First Refusal and Co-Sale Agreement, dated as of April 27, 2020, under which the Company, Key Holders and the Series A-1 Preferred Stock investors agreed to, among other things (i) a right of first refusal over shares held by Investors by the Company and Major Investors, (ii) a right of co-sale, (iii) prohibited transfers, and (iv) a lock-up period with respect to any initial public offering of the Company's securities.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the Offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.

/s/Jeremy McCool

(Signature)

Jeremy McCool

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Jeremy McCool

(Signature)

Jeremy McCool

(Name)

Director

(Title)

April 25, 2022

(Date)

/s/David Chait

(Signature)

David Chait

(Name)

Director

(Title)

April 25, 2022

(Date)

/s/Kevin Thompson
(Signature)

Kevin Thompson
(Name)

Director
(Title)

April 25, 2022
(Date)

/s/Edward Hightower
(Signature)

Edward Hightower
(Name)

Director
(Title)

April 25, 2022
(Date)

/s/Wanda Lopuch
(Signature)

Wanda Lopuch
(Name)

Director
(Title)

April 25, 2022
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

HEVO INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2021 AND 2020

HEVO INC. AND SUBSIDIARY COMPANIES
CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2021 AND 2020

GOLDSTEIN & LOGGIA CPA'S, LLC
707 TENNENT ROAD
MANALAPAN, NJ 07726
(732) 617-7004

INDEPENDENT AUDITOR'S REPORT

Board of Directors,
HEVO Inc. and Subsidiary Companies
Brooklyn, New York

Opinion

We have audited the financial statements of HEVO Inc. and Subsidiary Companies (the "Company'), which comprise the Consolidated Balance Sheets as of December 31, 2021 and 2020, and the related Consolidated Statements of Operations, Changes in Stockholders' Equity/(Deficit), and Cash Flows for the years then ended and the related consolidated notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects the financial position of HEVO Inc. and Subsidiary Companies as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statement section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

As discussed in Note 15 certain conditions indicate that the Company may not be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are no conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Goldstein & Loggia CPA's LLC

GOLDSTEIN & LOGGIA CPA's, LLC
Certified Public Accountants

April 22, 2022
Manalapan, New Jersey

HEVO INC. AND SUBSIDIARY COMPANIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2021 AND 2020

		2021		2020
ASSETS				
Current Assets				
Cash and cash equivalents	$	194,323	$	2,863
Accounts receivable, net		30,701		-
Inventory		97,050		77,933
Prepaid expenses		176,564		2,781
Total current assets		498,638		83,577
Fixed Assets				
Property, plant and equipment		272,971		87,663
Accumulated depreciation		(93,127)		(65,000)
Total fixed assets, net		179,844		22,663
Intangible Assets				
Intangible Assets		573,908		188,790
Accumulated amortization		(44,443)		(24,320)
Total intangible assets, net		529,465		164,470
Other Assets				
Security deposit		15,500		-
Deposits on Patents		52,103		80,736
Total other assets		67,603		80,736
TOTAL ASSETS	$	**1,275,550**	$	**351,446**
LIABILITIES AND STOCKHOLDERS' EQUITY/ (DEFICIT)				
Current Liabilities				
Accounts payable		76,262		453,748
Accrued expenses		678,560		425,420
Loans payable		118,930		168,294
Deferred revenue		39,800		14,997
Other liabilities		1,364		-
Credit card payable		21,794		19,772
Total current liabilities		936,710		1,082,231
Non-current liabilities				
Convertible notes		500,000		-
Simplified agreement for future equity, notes		821,896		-
Total Liabilities		2,258,606		1,082,231

HEVO INC. AND SUBSIDIARY COMPANIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2021 AND 2020

STOCKHOLDERS' EQUITY/ (DEFICIT)		
Preferred stock Series A-1, 0.0001 par value, 10,000,000 shares authorized, 6,189,370 and 4,455,223 shares issued and outstanding as of December 31, 2021 and 2020	619	446
Common stock Voting, $0.0001 par value, 20,000,000 shares authorized, 6,278,966 and 6,253,966 shares issued and outstanding as of December 31, 2021 and 2020	628	625
Common stock - Non Voting, $0.0001 par value, 10,000,000 shares authorized, 985,417, shares issued and outstanding as of December 31, 2021 and 2020	99	99
Additional paid in capital	10,120,011	7,310,235
Retained earnings (deficit)	(11,104,413)	(8,042,190)
Total Stockholders' Equity/ (Deficit)	(983,056)	(730,785)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/ (DEFICIT)	**$ 1,275,550**	**$ 351,446**

HEVO INC. AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
REVENUE		
Sales	$ 69,827	$ -
Other Income	-	-
	69,827	-
Cost of Goods Sold	114,284	-
Gross Profit (Loss)	(44,457)	-
OPERATING EXPENSES		
Advertising and marketing	28,426	8,133
Contract labor	217,406	311,650
Equipment rental and small tools	36,164	25,458
Facilities expenses	270,788	61,576
General and administrative	201,390	166,956
Legal and professional fees	429,102	279,022
Repairs and maintenance	4,908	3,436
Research and development expenses	19,687	168,684
Royalty expenses	90,020	75,000
Salaries, benefits and taxes	1,567,143	653,128
Stock based compensation	333,184	353,663
Total Operating Expenses	3,198,218	2,106,706
OTHER INCOME AND EXPENSES		
Grant income	(160,000)	(116,104)
Exchange (gain) or loss	15	(398)
Gain on extinguishment of debt	(116,153)	-
Gain or loss on disposition of assets	30,846	55,996
Amortization	20,123	10,681
Depreciation	33,410	19,385
Interest expense	9,373	269,510
Total Other Income and Expenses	(182,386)	239,070
NET INCOME (LOSS) BEFORE TAXES	(3,060,289)	(2,345,776)
Income tax	1,934	1,905
NET INCOME (LOSS)	$ (3,062,223)	$ (2,347,681)

HEVO INC. AND SUBSIDARY COMPANIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	Common Stock -Voting		Common Stock -Non Voting		Series A-1 Preferred Shares		Additional paid in capital	Retained earnings (Deficit)	Total
	Shares	Par	Shares	Par	Shares	Par			
Balance, January 1, 2020	6,253,966	$ 625	985,417	$ 99	-	$ -	$ 1,521,829	$ (5,694,509)	$ (4,171,956)
Issuance - Series A-1 Preferred Stock					4,455,223	446	5,511,912		5,512,358
Reclass - Series A-1 Legal costs to APIC							(77,169)		(77,169)
Stock-based compensation							353,663		353,663
Net Income (Loss)								(2,347,681)	(2,347,681)
Balance, December 31, 2020	**6,253,966**	**625**	**985,417**	**99**	**4,455,223**	**446**	**7,310,235**	**(8,042,190)**	**(730,785)**
Exercise of stock options	25,000	3					21,247		21,250
Issuance - Series A-1 Preferred Stock					1,734,147	173	2,490,690		2,490,863
Reclass - Series A-1 Legal costs to APIC							(35,345)		(35,345)
Stock-based compensation							333,184		333,184
Net Income (Loss)								(3,062,223)	(3,062,223)
Balance, December 31, 2021	**6,278,966**	**$ 628**	**985,417**	**$ 99**	**6,189,370**	**$ 619**	**$ 10,120,011**	**$ (11,104,413)**	**$ (983,056)**

HEVO INC. AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (loss)	$ (3,062,223)	$ (2,347,681)
Adjustments to Reconcile Net Income to Net Cash Provided by (Used In) Operating Activities:		
Depreciation and Amortization	53,534	30,066
Stock-based compensation	333,184	353,663
Gain on forgiveness of SBA PPP loan	(116,153)	-
Loss on disposition of assets	30,846	55,996
Changes in operating assets and liabilities:		
Accounts receivable	(30,701)	-
Inventory	(19,117)	30,513
Prepaid expenses and other assets	(160,650)	21,842
Accounts payable and accrued expenses	(122,681)	284,811
Other liabilities	26,524	(4,643)
Net cash (used in) operating activities	(3,067,437)	(1,575,433)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(221,437)	(13,628)
Purchases of intangible assets	(385,119)	(15,642)
Net cash (used in) investing activities	(606,556)	(29,270)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from the issuance of convertible notes	500,000	550,000
Redemption of convertible notes	-	(408,099)
Proceeds from issuance of Series A-1 Preferred Stock	2,455,518	1,229,831
Proceeds from excercises of stock options	21,250	-
Proceeds from Regulation D SAFE notes	821,896	-
Proceeds from SBA PPP loans	118,930	114,710
Repayment of loans	(52,141)	(14,143)
Net cash provided by financing activities	3,865,453	1,472,299
Net change in cash and cash equivalents	191,460	(132,404)
Cash and cash equivalents, beginning of year	2,863	135,267
Cash and cash equivalents, end of year	$ 194,323	$ 2,863

NOTE 1 – NATURE OF OPERATIONS

HEVO Inc. and Subsidiary Companies (the "Company") was organized under the laws of the State of Delaware on November 1, 2011. The Company was founded to provide safe, seamless, and universal wireless charging equipment and software that can improve the efficiency of charging electric vehicles (EV).#The Company's product, the Rezonant E8 is an 8kW Level 2 charger is the only wireless and plug-in capable electric vehicle charger in the world. The Rezonant E8 is the first wireless charger that has met SAE-J2954 specifications and has also completed UL-2750 safety testing. In addition, the Company has developed Journey, an electric vehicle charging app which management expects to release in 2022. The Company's headquarters are in Brooklyn, New York.

Since November 1, 2011, the Company has relied upon its shareholders and grants for funding cash flow to pay for operating expenses. (See discussions below). For the period from inception to December 31, 2021, the Company has generated losses aggregating ($11,104,413). These matters do raise concern about the Company's ability to continue as a going concern (see Note 15). During the next twelve months, the Company intends to fund its operations with funding from a campaign to sell Simple Agreements for Future Equity ("SAFE instruments") (see Note 16). The Company is in the process of raising additional capital to fund continuing operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company is considered an emerging growth company under Section 101(a) of the Jumpstart Our Business Startups Act ("JOBS Act") as it is an issuer that had total annual gross revenues of less than $1 billion during its most recently completed fiscal period. Because the Company is an emerging growth company, the Company has an exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), the Company is exempt from the internal control assessment required by subsection (a) that requires each independent auditor that prepares or issues the audit report for the issuer shall attest to, and report on, the assessment made by the management of the issuer.

On March 1, 2022, the Company launched a Regulation Crowdfunding pursuant to the Securities Act of up to $2,000,000 of SAFE instruments. The minimum raise was set at $25,000 and the maximum up to $2,000,000. Funds will be made available to the Company on a rolling close basis once the Company raises a minimum of $25,000 ("Minimum Offering"). The Company intends to use the net proceeds to acquire the raw materials for and manufacture its product, fund the ongoing research and development of its technology, hire new personnel and for working capital and general corporate operating purposes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries HEVO Europe BV and HEVO Power Limited (together the "Company"). All intercompany transactions and balances have been eliminated in consolidation. The results of operations for the years ended December 31, 2021 and 2020 include the results of operations of HEVO Europe BV and HEVO Power Europe Ltd as of their respective dates of incorporation.

BASIS OF PRESENTATION

The accounting and reporting policies of the Company conform to generally accepted accounting principles in the United States of America ("US GAAP"). The accompanying financial statements include information and notes required by US GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

The Company's significant estimates used in these financial statements include but are not limited to stock-based compensation and contingencies.

Certain of the Company's estimates could be affected by external conditions, including those unique to the Company and general economic conditions. It is reasonably possible that these external factors could have a material effect on the Company's estimates and could cause actual results to differ from those estimates.

RISKS AND UNCERTAINTIES

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

The coronavirus ("COVID-19") pandemic has impacted global stock markets and economies. The Company continues to closely monitor the impact of the outbreak of COVID-19.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

RISKS AND UNCERTAINTIES (Continued)

The Company has taken precautions to ensure the safety of our employees, customers and business partners, while assuring business continuity and reliable service and support to its customers.

The Company continues to receive orders for our products, although global supply-chain delays have increased lead times. The Company is unable to predict the ultimate impact that COVID-19 may have on the business, future results of operations, financial position, or cash flows.

CONCENTRATION OF CREDIT RISK

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

CASH AND CASH EQUIVALENTS

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021 and 2020, the Company had $194,323 and $2,863 of cash on hand.

RECEIVABLES AND CREDIT POLICY

Trade accounts receivables are recorded at the estimated collectable amounts that are due. Trade credit is generally extended on a short-term basis and therefore, trade accounts receivable do not bear interest under normal trade terms. In certain instances, the Company may obtain a down payment ahead of providing goods or services to its customers.

The Company, by policy, will routinely assesses the financial strength of its customer. Therefore, management of the Company believes that its accounts receivable credit risk exposure will be limited and does not expect significant write-downs in its accounts receivable balances. As of December 31, 2021 and 2020, the Company had accounts receivable of $30,701 and $0, respectively.

INVENTORIES

Inventories consist of raw materials comprising mechanical parts, printed circuit boards, electrical components and polycarbonates and are recorded at the lower of cost (first -in, first out) or market. The Company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of slow-moving inventory.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

INVENTORIES (Continued)

Also included in inventory are the value of demonstration equipment that is currently being used for off-site demonstrations. Management intends to use the demonstration equipment for a period no longer than one year and subsequently sell the equipment. As of December 31, 2021 and 2020, the value of the demonstration equipment was $97,050 and $77,933 respectively. (Note 3)

PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation of property and equipment is charged to the statement of operations using the straight-line method over the estimated useful lives of the respective assets as follows:

Leasehold Improvements	Shorter of the estimated lease term or useful life
Furniture and Fixtures	5 to 7 years
Machinery and equipment	3 to 5 years
Technology	3 years
Vehicles	5 years

The Company evaluates property and equipment for impairment on an ongoing basis to determine whether events and circumstances warrant revision of the estimated benefit period. As of December 31, 2021, management believes that no impairment of the property and equipment exists.

INTANGIBLE ASSETS

Patents are amortized on a straight-line basis over their useful life. Patents are amortized on a straight-line basis over the remaining life of the patent (twenty years or less), commencing when the patent is approved and placed in service. Trademarks and domain names have an indefinite useful life and are therefore not subject to amortization.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the year ended December 31, 2021.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

INTERNALLY DEVELOPED SOFTWARE TO BE SOLD, LEASED, OR MARKETED

In accordance with ASC 985-20, all costs incurred to establish technological feasibility of software to be sold, leased or otherwise marketed are expensed when incurred.

Technical feasibility is established when the entity has completed all planning, designing, coding and testing necessary to determine that the product will meet its design specifications, including functions, features, and technical performance specifications. Once technical feasibility has been established, subsequent costs should be capitalized until the software begins to be marketed. As of December 31, 2021 and 2020, the Company had capitalized costs related to internally developed software totaling $255,578 and $0, respectively.

FAIR VALUE MEASUREMENTS

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

RESEARCH AND DEVELOPMENT

The Company currently expenses all research and development costs related to hardware as is consistent with industry peers. The company continues to evaluate its research and development activities against the guidance in ASC 730-10, Research and Development and may consider capitalization of development expenditure in the future should conditions for capitalization be met.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

INCOME TAXES

The Company is taxed as a corporation for federal and state income tax purposes. The Company sustained losses for the year ended December 31, 2021 and therefore, no provisions for income tax expenses have been made.

US GAAP requires evaluation of the tax provisions taken or expected to be taken in the course of preparing the Company's tax returns, if any, to determine whether the tax positions are more likely than not of being sustained upon examination by the applicable taxing authorities, based on the technical merits of the tax positions, and then recognizing the tax benefit that is more likely than not to be realized. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. Management believes any such positions would be immaterial to the overall financial statements of the Company.

The Company's federal and state income tax returns for the years after 2017 remain subject to examination by the relevant taxing authorities.

Income taxes will be provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to timing differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021, the unrecognized tax benefits accrual was zero.

REVENUE RECOGNITION

The Company recognizes revenue primarily from the following types of contracts:

- Product sales – Revenue is recognized at the point where the customer obtains control of the goods and the Company satisfies its performance obligation, which generally is at the time it ships the product to the customer.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

- Services: Consists of revenues from provision of engineering, installation and training services. Revenue from these services is recognized as the services are rendered.

- Shipping income:

Shipping and handling activities performed by the Company before the transfer of control of a good are fulfillment activities rather than promised services and are included in cost of goods.

For shipping and handling activities performed after the customer obtain control of the goods, as permitted under ASC 606-10-25-18B the company has elected to account for shipping and handling as a promised service to the customer. As a result, any amounts received from customers for such activities are recognized as revenue and the costs of providing the service are recorded in cost of goods sold.

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. A receivable is recorded when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of goods or services, the Company records deferred revenue until the performance obligations are satisfied. As of December 31, 2021 and 2020, the Company had $39,800 and $14,997 respectively, in deferred revenue.

There was no revenue recognized from performance obligations satisfied (or partially satisfied) in previous periods.

GRANT INCOME

Income from government grants is included in "Other income and expenses" on the Consolidated Statement of Operations, when it is probable that (a) the entity will comply with the conditions attached to the grant and (b) the grant will be received. The grant is recognized as income over the period necessary to match it with the related costs for which the grant is intended to compensate, on a systemic basis.

ADVERTISING AND MARKETING EXPENSES

The Company expenses advertising and marketing costs as they are incurred. Such costs approximated $28,426 and $8,133 respectively, for the years ended December 31, 2021, and 2020.

SHIPPING AND HANDLING

Shipping and handling costs not directly attributable to the sale of goods to customers incurred during the years ended December 31, 2021 and 2020 are included in operating expenses.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

STOCK AND EQUITY BASED COMPENSATION

Consistent with US GAAP, the Company records stock-based compensation as a non-cash expense.

The Company measures and recognizes compensation expense for all stock-based awards, granted to employees and directors based on the estimated fair value of the awards on the date of grant. The fair value of each stock option award is estimated on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of the Company's common stock, risk-free interest rates, and the expected dividend yield of the Company's common stock. The assumptions used to determine the fair value of the awards represent management's best estimates. These estimates involve inherent uncertainties and the application of management's judgment.

The Company amortizes the fair value of each stock award over the requisite service period of the awards in accordance with the associated vesting schedule. Stock based compensation is adjusted based upon actual forfeitures.

RECENT ACCOUNTING PRONOUNCEMENTS

In August 2020, the FASB issued ASU 2020-06, "Accounting for Convertible Instruments and Contracts in an Entity's Own Equity" ("ASU 2020-06") which simplifies the accounting for convertible instruments by eliminating certain accounting models when the conversion features are not required to be accounted for as derivatives under Topic 815, Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in-capital. Under this ASU, certain debt instruments with embedded conversion features will be accounted for as a single liability measured at its amortized cost. The new guidance is effective for annual periods beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – INVENTORIES

Inventories consist of the following as of December 31, 2021 and 2020:

	2021	**2020**
Raw materials	$ 43,008	$ 77,933
Demonstration equipment	18,854	-
Finished goods	35,188	-
	$ 97,050	$ 77,933

NOTE 4 – INTANGIBLE ASSETS

Intangible assets, net consisted of the following as of December 31, 2021 and 2020:

	2021	**2020**
Patent intangibles	$ 281,330	$ 188,790
Internally developed software	255,578	-
Domain name	25,000	-
Licenses of intellectual property	12,000	-
Less Accumulated amortization	(44,443)	(24,320)
Intangible assets, net	$ 529,465	$ 164,470

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment, net consisted of the following as of December 31, 2021 and 2020:

	2021	**2020**
Furniture and fixtures	$ 96,507	$ 6,827
Machinery and equipment	74,273	
Technology	14,116	3,333
Vehicles	88,075	77,503
	272,971	87,663
Less Accumulated depreciation	(93,127)	(65,000)
Total	$ 179,844	$ 22,663

Depreciation expense for the years ended December 31, 2021 and December 31, 2020 was $33,410 and $19,385 respectively.

NOTE 5 – PROPERTY AND EQUIPMENT (Continued)

Depreciation of property and equipment is charged to the statement of operations using the straight-line method over the estimated useful lives of the respective assets of 3 to 7 years.

Leasehold improvements are depreciated over the shorter of the useful life or the lease term.

Loss on disposal of property and equipment for the year ended December 31, 2021 was $30,846.

NOTE 6 - CONVERTIBLE NOTES

On October 6, 2021, the Company executed a Convertible Note Purchase Agreement with New York State Energy Research and Development Authority (the "NYSERDA Note") in the principal amount of $500,000. The NYSERDA Note shall have a term of two years unless extended and bears interest at the annual rate of interest of four percent (4%) per annum and may be converted, at the option of NYSERDA and upon the occurrence of certain events including a qualified financing of $1 million or more, into equity securities of the Company. NYSERDA also has the option to convert the note principal and any accrued and unpaid interest into a term loan prior to a qualified financing.

In the year ended December 31, 2020 the Company issued convertible notes for total cash proceeds of $550,000. All notes issued had a maturity date of two years from issue and an interest rate of six percent per annum on the unpaid principal. In addition, the Company redeemed convertible notes with a principal of $300,000 and associated accrued interest of $108,099.

The convertible notes included the following conversion terms:

- Upon closing of an equity financing of at least $1million dollars ("Qualified Financing") the outstanding balance of the notes shall be automatically converted into shares of the stock of the Company at a per share price equal to the conversion price stipulated in the note.

- In the event that on or before the maturity date (a) the Company has not consummated a Qualified Financing or (b) an Extraordinary Event has not occurred, on the maturity date the holder, at its option may elect to convert the outstanding balance into shares of common stock at a price per share equal to the then fair market value of the Common Stock.

- In the event that prior to a Qualified Financing, there is an Extraordinary Event, the outstanding balance shall be automatically converted into Common Stock at a price per share equal to the fair market value of the Common Stock at the time of such conversion.

NOTE 6 - CONVERTIBLE NOTES (Continued)

Extraordinary Event means i) the reorganization, consolidation or merger of the Company in which the holders of the Company's outstanding voting securities immediately prior to that event do not retain voting securities representing a majority of the voting power of the surviving entity, (ii) the sale, transfer or exclusive license of all or substantially all of the assets of the Company, or (iii) change of control.

The notes were classified as debt in accordance with ASC 480. On April 27, 2020 the Company entered into the Series A-1 Stock Purchase Agreement which met the definition of a Qualified Financing under the terms of the Notes. As a result of the Company entering into a Qualified Financing, the convertible notes and accrued interest were automatically converted into Series A-1 Preferred Stock with a $0.0001 par value per share.

NOTE 7 – LOANS PAYABLE

As of December 31, 2021 and 2020, loans payable comprised of the following:

SBA PPP Loan	$ 118,930	$ 114,710
License financing	-	7,834
Loans from shareholders	-	45,750
	$ 118,930	$ 168,294

In April 2020, the Company obtained funding through the Small Business Administration ("SBA") Paycheck Protection Program ("PPP") for $114,710. In February 2021 the Company obtained an additional PPP loan of $118,930. The PPP loan provisions have been further amended by the Consolidated Appropriations Act, 2021 ("CAA"). PPP loans will be fully forgiven if the funds are used in accordance with the allowable expense and necessity provisions of the PPP and CAA loan forgiveness. Principal and interest payments on any unforgiven portion of the PPP loan will be deferred to the date the SBA remits the borrower's loan forgiveness amount to the lender, or, if the borrower does not apply for loan forgiveness, 10 months after the end of the borrower's loan forgiveness covered period.

The Company elected to account for the PPP loan in accordance with Accounting Standards Codification (ASC) 470, "Debt." Under ASC 470, repayment amounts due within one year are recorded as current liabilities, and the remaining amounts, if any, due in more than one year, as long-term liabilities. In accordance with ASC 835, "Interest," no imputed interest is recorded, as the below-market interest rate is governmentally prescribed. In accordance with ASC 405, "Liabilities," the PPP loan remains a liability until the Company is legally released (obtained forgiveness) from its obligation and upon forgiveness, a gain on extinguishment of debt is recorded in the statement of operations.

NOTE 7 – LOANS PAYABLE (Continued)

During 2021, the lender and the SBA evaluated the Company's loan forgiveness application in respect of the initial PPP loan of $114,710 and granted loan forgiveness on July 20, 2021.

The full amount of the loan and related accrued interest was recognized as a gain on extinguishment of debt in the statement of operations for the year ending December 31, 2021. The forgiveness application for the second loan of $118,930 is in progress and any gains will be recognized once forgiveness is granted.

SHAREHOLDER LOANS

Certain shareholders extended loans to the Company during the year ended December 31, 2020. All amounts due were repaid to these shareholders during the year ended December 31, 2021.

LICENSE FINANCING

In July 2017 the Company financed the purchase of licenses for a computer program. The amount financed was $21,002 over a five-year term with an interest rate of 11% per annum, and payable in sixty monthly installment payments.

In September 2018 the Company financed the purchase of additional licenses for a computer program. The amount financed was approximately $5,325 over a three-year term with an interest rate of 5% per annum and payable in thirty-six monthly installment payments.

The balance on the financings, including interest as of December 31, 2020, was $7,834.

In March 2021, the Company paid off the outstanding balance relating to the 2017 and 2018 financing.

NOTE 8 – SIMPLE AGREEMENTS FOR FUTURE EQUITY (SAFE's)

RULE 506(C) REGULATION D FUNDING

On August 17, 2021, the Company entered into an agreement with OpenDeal Broker LLC d/b/a the Capital R under which the Company engaged Capital R to host offerings of certain securities in compliance with the Securities Act of 1933 (the "Securities Act"); specifically under the Rule 506(c) exemption from registration under the Securities Act.

NOTE 8 – SIMPLE AGREEMENTS FOR FUTURE EQUITY (SAFE's)(Continued)

RULE 506(C) REGULATION D FUNDING (Continued)

On September 28, 2021, the Company launched an offering pursuant to Regulation D, 506(c) of the Securities Act of up to $5,000,000 of SAFEs. The minimum raise was set at $500,000 and the maximum up to $5,000,000 (the "Reg D SAFE"). Under the terms of the raise, funds were made available to the Company on a rolling close basis once the Company raised a minimum of $500,000 ("Minimum Offering"). As of December 31, 2021 the company had received $821,896 net of fees from rolling closes and direct investments under the Reg D SAFE. The offering closed on February 19, 2022.

The key terms of the Reg D SAFE instrument were as follows:

In exchange for the payment by the investor, the Company grants the investor the right to certain shares of the Company's capital stock subject to certain terms.

If there is an Equity Financing before the expiration or termination of the instrument, the Company will automatically issue the investor a number of shares of Safe Preferred Stock equal to the investment amount divided by the Conversion Price.

If there is a Liquidity Event before the expiration or termination of this instrument, the investor will, at its option, either (i) receive a cash payment equal to the investment amount or (ii) automatically receive from the Company a number of shares of the Company's most senior series equity securities then outstanding (having all rights and preferences then in effect) equal to the investment amount divided by the Liquidity Price, if the investor fails to select the cash option.

This instrument will expire upon either (i) the issuance of stock to the investor pursuant to an Equity financing or Liquidity Event or ii) receipt by the investor of a cash payment equal to the investment amount or dissolution of the Company.

SAFE Definitions

"Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company (i) issues and sells Preferred Stock at a fixed premoney valuation, and (ii) raises an aggregate of at least $5,000,000 (excluding the conversion of any Safe or other convertible security converting in such Equity Financing).

"Safe Preferred Stock" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price

NOTE 8 – SIMPLE AGREEMENTS FOR FUTURE EQUITY(SAFE's)(Continued)

"Conversion Price" means either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock. Where the Safe Price is a price per share equal to the valuation cap divided by the company capitalization and the Discount Price means the price per share of the standard Preferred Stock sold in the Equity Financing multiplied by the discount rate.

"Liquidity Event" means a change of control or an Initial Public Offering

"Liquidity Price" means the price per share equal to the valuation cap divided by the liquidity capitalization. Where the liquidity capitalization means the number of shares, on an as converted basis outstanding prior to the Liquidity Event excluding shares reserves for the equity incentive plan, the SAFE, other SAFEs and convertible promissory notes.

NOTE 9- INCOME TAXES

The Company has filed its income tax returns for the year ended December 31, 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a standard.

Certain timing differences may exist as to the accounting method applied for organization expenses and the development of software application, between capitalizing or expensing such costs. Deferred income taxes may arise as a result of the timing differences.

NOTE 10 – STOCKHOLDERS' EQUITY

Pursuant to the Amended and Restated Certificate of Incorporation of HEVO Inc. and Subsidiary Companies dated April 27, 2020, the total number of shares of all classes of stock which the Company shall have the authority to issue is (i) 30 million shares of Common Stock, $0.0001 par value per share, 20 million of which are Voting Common Stock and 10 million of which are Non-Voting Common Stock, and (ii) 10 million shares of Preferred Stock, $0.0001 par value per share. The number of shares of common stock may be increased or decreased (but not below the number of shares of Common stock then outstanding) by the affirmative vote of the holders of a majority of the stock of the Company entitled to vote.

PREFERRED STOCK

In April 2020, the Company created a new class of Preferred Stock designated as Series A-1 Preferred Stock (the "Preferred Stock"). The rights attached to the Preferred Stock are set out in the Company's Certificate of Incorporation. The Preferred Stock is convertible, at the option of the holder, into fully paid shares of common stock at an initial conversion price of 1.45 Common Stock per preferred share.

NOTE 10 – STOCKHOLDERS' EQUITY (Continued)

PREFERRED STOCK (Continued)

Holders of the Preferred Stock are entitled to dividends on an as-if-converted basis in the same form as any dividends actually paid on shares of Common Stock.

In the event of a liquidation event, the holders of Preferred Stock are entitled to be paid out of the Company assets available for distribution before Common Stockholders at the greater of i) 1.5 times the original issue price for the Preferred Stock and ii) the amount per share that would have been payable had the Preferred Stock been converted to Common Stock immediately prior to such liquidation event.

The Company applies the accounting standards for distinguishing liabilities from equity when determining the classification and measurement of its preferred stock. Preferred shares subject to mandatory redemption are classified as liability instruments and are measured at fair value. Conditionally redeemable preferred shares (including preferred shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company's control) are classified as temporary equity. At all other times, preferred shares are classified as stockholders' equity.

COMMON STOCK

As of December 31, 2021 and 2020 the Company was authorized to issue 30 million shares of common stock with a par value of $0.0001 per share. Of the shares of common stock authorized at those dates, 20 million were designated as Voting Common Stock and 10 million as Non-Voting Common Stock. As of December 31, 2021 and 2020, there were 6,278,966 and 6,253,966 shares of voting common stock issued and outstanding, respectively. There were 985,417 shares of Non-Voting Common Stock issued and outstanding as of December 31, 2021 and 2020.

The holders of Voting Common Stock are entitled to one vote for each share of Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The holders of Voting Common Stock are not entitled to cumulative voting rights. The holders of the Non-Voting Stock are not entitled to vote with respect to any actions of the Company.

The Company shall not declare, pay or set aside dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount equal to the dividend per share of Preferred Stock as would equal the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock.

NOTE 10 – STOCKHOLDERS' EQUITY (Continued)

COMMON STOCK (Continued)

In the event of the Company's liquidation, dissolution, deemed liquidation event or winding up, after the payment of all preferential amounts required to be paid to the holders of Preferred Stock, the remaining assets of the Company are available for distribution to the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

NOTE 11 - EQUITY INCENTIVE PLAN AND STOCK BASED COMPENSATION

In 2013, the Company adopted its 2013 Equity Incentive Plan (the "Plan") which provides for the granting of stock options to employees, directors, consultants and other third parties assisting the Company. Stock options granted under the Plan may be either incentive stock options ("ISOs) or nonqualified stock options ("NSOs").

As of December 31, 2021, a total of 10,000,000 shares of common stock were authorized for issuance under the plan, of which 7,108,317 shares of common stock remained available for issuance under the Plan at that date. Stock-based awards forfeited, cancelled, or repurchased generally are returned to the pool of shares of common stock available for issuance under the Plan.

Stock options under the Plan generally expire 10 years from the date of grant, or earlier if services are terminated. The exercise prices ranged from $0.38 to $0.85 per common share, having a weighted average exercise price of $0.65 per common share.

The exercise price of an ISO and NSO shall not be less than 100% of the estimated fair value of the shares on the date of grant, respectively, as determined by the Company's board of directors. Stock options granted vest over varying terms depending on the nature of the role of and period over which the grantee is providing services to the Company.

The Company records stock-based compensation expense for stock options based on the estimated fair value of the options on the date of the grant using the Black-Scholes option-pricing model.

The absence of a public market for the Company's common stock requires the Company's board of directors to estimate the fair value of its common stock for purposes of granting options and for determining stock-based compensation expense by considering several objective and subjective factors, including contemporaneous third-party valuations, market conditions and performance of comparable publicly traded companies, developments and milestones in the Company, the rights and preferences of common and preferred stock, and transactions involving the Company's stock. The fair value of the Company's common stock was determined in accordance with applicable elements of the American Institute of Certified Public Accountants guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.

NOTE 11 - EQUITY INCENTIVE PLAN AND STOCK BASED COMPENSATION (Continued)

The weighted-average assumptions in the Black-Scholes option-pricing models used to determine the fair value of stock options granted during the years ended December 31, 2021 and 2020 were as follows:

	2021	2020
Expected volatility	100.3% - 108.9%	100.6%– 104.4%
Risk-free interest rate	0.28 % - 1.26%	0.4% – 1.8%
Dividend rate	0%	0%
Expected term (in years)	2.2 – 5.9	5.8 – 6.4

Expected volatility: The Company is not publicly traded, the expected volatility for the Company's stock options was determined by using an average of historical volatilities of selected peers deemed to be comparable to the Company's business corresponding to the expected term of the awards.

Risk-free interest rate: The risk-free interest rate is based on term matching, continuously compounded rates obtained from the US Treasury Constant Maturity yield curve on the valuation date of each award.

Expected dividend yield: The expected dividend rate is zero as the Company currently has no history or expectation of declaring dividends on its common stock.

Expected term: The expected term represents the period these stock awards are expected to remain outstanding. The "Simplified Method" from SAB Topic 14 was used to estimate expected life in the absence of robust historical option settlement data. This is computed as the midpoint between the weighted-average time to vest and the time to expiration.

Total stock-based compensation expense for stock awards recognized during the years ended December 31, 2021, and 2020 was $333,184 and $353,663, respectively. As of December 31, 2021, total unrecognized compensation cost related to stock awards was $297,846.

NOTE 12 – RELATED PARTY TRANSACTIONS

The Company participates in various transactions with affiliated entities, inclusive of loans to, and loans from, affiliated companies under common ownership. Amounts due to and due from affiliates are noninterest bearing unless otherwise indicated.

Certain shareholders extended loans to the Company during the year ended December 31, 2020. All amounts due were repaid to these shareholders during the year ended December 31, 2021. Refer to Note 7.

NOTE 12 – RELATED PARTY TRANSACTIONS (Continued)

As of December 31, 2021, and 2020, accrued expenses included unpaid employee compensation totaling $260,594 and $180,846, respectively.

Commencing April 1, 2021 and ending March 31, 2022, a license agreement existed between the CEO ("Licensor") and the Company. The Licensor leased a property in Brooklyn, New York (the "Building") pursuant to a Lease Agreement dated March 26, 2021. Under the terms of the License Agreement, the licensor granted to the Company a non-exclusive license to enter upon, access and use the building for general office use as well as use as a temporary residence for employees of the Company. The license agreement provided for the Company to pay to the Licensor the same rate at which Licensor paid pursuant to the Lease Agreement. In the year ended December 31, 2021, the company made payments totaling $132,000 under the License Agreement towards rent, deposits and broker fees.

NOTE 13 – COMMITMENTS AND CONTINGENCIES

LITIGATION

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021.

RESEARCH LICENSE AGREEMENT

In June 2013, the Company entered a Research and License Agreement (the "RLA") with a third-party under which the Company was granted an exclusive worldwide license to utilize licensed technology for the development, manufacture, use and sale of the products covered by a claim of an unexpired licensed patent.

In exchange for the license the Company committed to payment of minimum royalty and milestone payments over the term of the license. In any period where the minimum royalty threshold is not met, the Company is required to pay the third-party the difference between the minimum royalty and total royalties paid for that year. For calendar years 2020 forward, the minimum royalty is $75,000 per year.

NOTE 14 – LEASE OBLIGATIONS

In March 2019, the Company executed a three-year extension to an existing lease with an unrelated third party for office space in Brooklyn, New York, with a monthly rental of $16,500. Due to COVID-19 related shutdown, the Company negotiated an early lease termination and exited the lease in March 2020. In the first quarter of 2021 the company executed two distinct leases on an R&D and manufacturing facility and a corporate office with an initial term through March 31, 2022. Rent expense totaled $191,976 and $51,734 for the years ended December 31, 2021, and 2020, respectively.

NOTE 14 – LEASE OBLIGATIONS (Continued)

As of December 31, 2021 and 2020, future minimum lease payments under operating leases were $59,190 and $0, respectively.

NOTE 15– GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2011. For the period from inception to December 31, 2021, the Company has losses aggregating $11,104,413 due primarily to its focus on research and development of its hardware and software products. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 16 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events from January 1, 2022 through April 22, 2022, the date that the financial statements were available to be issued. Management has evaluated subsequent events and based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements other than as discussed below.

On February 3, 2022, the Company executed a lease for a facility in Brooklyn, New York to house all company operations. The initial term of the lease is February 21, 2022 through January 31, 2023.

RULE 506(C) REGULATION D FUNDING

Between January 1, 2022 and the date these financial were available to be issued the Company received additional net proceeds from the Reg D SAFE of $1,079,109. The REG D SAFE closed on February 19, 2022 and the cumulative net proceeds from the raise were $1,990,005.

REGULATION CROWDFUNDING

On March 1, 2022, the Company launched a Regulation Crowdfunding pursuant to the Securities Act of up to $2,000,000 of SAFE instruments ("Crowd SAFE"). The minimum raise was set at $25,000 and the maximum up to $2,000,000. Funds will be made available to the Company on a rolling close basis once the Company raises a minimum of $25,000 ("Minimum Offering"). The offering deadline is April 25, 2022 and may be extended subject to meeting certain conditions.

NOTE 16 – SUBSEQUENT EVENTS (Continued)

REGULATION CROWDFUNDING (Continued)

The key terms of the Crowd SAFE instrument are as follows:

In exchange for the payment by the investor, the Company grants the investor the right to certain shares of the Company's capital stock subject to certain terms.

If there is an Equity Financing before the termination of the instrument, the Company will notify the investor of the closing of the First Equity Financing and of the Company's discretion to either (i) continue the term of this CROWD SAFE without converting the investment amount to capital stock or ii) issue to the investor a number of CF Shadow Series of the Capital Stock sold in the First Equity Financing. The number of shares shall be equal to the investment amount by the applicable Conversion Price ("First Equity Financing Price").

If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before termination of this Crowd SAFE ("Subsequent Equity Financing") the Company will notify the investor of the closing of the Subsequent Equity Financing and of the Company's discretion to either (i) continue the term of this CROWD SAFE without converting the investment amount to capital stock or ii) issue to the investor a number of CF Shadow Series of the Capital Stock sold in the Subsequent Equity Financing. The number of shares shall be equal to the investment amount by the First Equity Financing Price.

If there is a Liquidity Event before the termination of this instrument, the investor will, at its option, either (i) receive a cash payment equal to the investment amount or (ii) automatically receive from the Company a number of common shares equal to the investment amount divided by the Liquidity Price.

If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the investor will, at its option, either (i) receive a cash payment equal to the investment amount or ii) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the investment amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

This instrument will terminate upon the earlier to occur of (i) the issuance of shares to the investor pursuant to an Equity financing or Liquidity Event or ii) receipt by the investor of a cash payment equal to the investment amount or dissolution of the Company

NOTE 16 – SUBSEQUENT EVENTS (Continued)

REGULATION CROWDFUNDING (Continued)

<u>**SAFE Definitions**</u>

"Capital Stock" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"CF Shadow Series" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company; and

> (ii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

NOTE 17 – LEASES

The Company follows the lease accounting guidance in Accounting Standards Update No. 2016-02, Leases (Topic 842) ("ASC Topic 842"). The Company has elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2020) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement.

The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred.

NOTE 18 – COVID-19

In January 2020, the World Health Organization has declared the outbreak of COVID-19 as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries.

The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

EXHIBIT B

Offering Page found on Intermediary's Portal.



Company Name	HEVO Inc.
Logo	
Headline	Wireless EV charging: certified hardware + software commercially available today
Slides	

Tags	Coming soon, Startups, $10M+ raised, EV, B2B2C, Renewable energy, Eco

Pitch text

Summary

- Wireless EV charging system meeting UL and SAE standards
- Tier 1 agreement paves way for software installation on thousands of EVs
- Robust IP portfolio featuring 21 patent families
- Successful pilots with major global auto and energy companies
- Efficient cost structure, significantly below all competitors
- Revenue projected to exceed $500M by 2025

Problem

Plugin EV charging has critical limitations

Competing connectors

Plugin charging lacks a universal protocol, with many charging locations requiring more than three different connector types.

Fueling cost

Pay-as-you-go chargers are often expensive, with opaque pricing structures; free charging is typically slow and over-utilized.

Fragmented networks

There is limited interoperability between networks, requiring multiple accounts, apps, keycards, & RFID fobs to access and pay.

Limited scalability

Plug-in charging does not easily scale with forecast global EV adoption, and is not suited for autonomous EVs.

—

The bottom line:

Plug-in charging is a bottleneck for EV adoption
and for the growth of the EV industry

—

Solution

A wireless EV charging network

HEVO is building the global wireless charging standard for electric vehicles—providing users with a simple charging experience and a complete, integrated EV transportation app.

Exceptional convenience

- ✓ Wireless chargers are universally adaptable
- ✓ HEVO chargers work seamlessly with any wireless charging equipped EV
- ✓ Charging hardware is compact, easy to install, and easy to maintain
- ✓ Customers never need to leave the car, increasing overall safety and comfort
- ✓ Mobile app integrates seamlessly with both wired and wireless charging networks

Designed for scale

- ✓ Universal adaptability across all types of EVs
- ✓ Eliminates bulky wires, making it an ideal solution for dense urban zones
- ✓ Mission critical technology for the pending roll-out of autonomous EVs

Highly cost-efficient

- ✓ Highly efficient cost structure, significantly below all wireless competitors
- ✓ Low maintenance costs, no external plugs that are susceptible to wear and tear
- ✓ Less reliance on expensive raw material inputs given wireless capabilities

In short, our wireless charging standard will enable us to create a durable, scalable network that supports widespread EV and autonomous vehicle adoption.

Product

A complete hardware and software solution

HEVO's core product is a hardware and software solution for electric vehicle charging called Rezonant E8. It's comprised of four main components:

- **Power station**—wall- or pole-mounted with the option to offer integrated wireless and plugin Level 2 charging (Level 2 charging stations plug into a 240V outlet--like a clothes dryer or oven--and deliver more power to the car to charge it faster).
- **Vehicle assembly** (Wireless Battery Adapter and Wireless Vehicle Pad)—can be installed on any EV
- **Wireless power pad**—mounted onto or embedded into the ground
- **App and cloud platform**—synchronizes parking alignment, bill pay, charging analytics, and other key user services



Introduction: HEVO Wireless Equipment and Full-Stack Software
POWER STATION
The Power Station is grid-connected to standard AC or DC power sources. The assembly can be wall-mounted or installed on a pole mount supplied by HEVO. The Power Station also offers hybrid charging solutions with integrated wireless and plugin Level 2 options (e.g. J1772 Type 1 or J1772 Type 2 Mennekes). The Power Station is standard equipped with a certified revenue grade energy meter, security camera and gateway (GPS/LTE/4G/WiFi/LAN).
63%
Cloud & API
WiFi (Encrypted TCP/IP)
APP & CLOUD
Synchronizes station reservation, parking alignment, wireless bill pay, alerts and key charging analytics that are seamlessly connected to the cloud for remote access and control while journey planning and turn-by-turn navigation optimizes the EV driving experience for users.
GUARDIAN DETECTION
Mounted either to a wall or on the pole mount, this high-resolution thermal imaging device detects foreign objects, enables Power Station safe mode and sends using message alerts informing them of the detected objects.
WIRELESS BATTERY ADAPTER
Discretely located near the vehicle plugin ports, the Battery Adapter supplies 350-450 VDC to the battery and interfaces with the battery management system (BMS).
WIRELESS VEHICLE PAD
Centered-mounted between the two front tires on the chassis, the Vehicle Pad captures the wireless power transferred from the Power Pad and serves as the vehicle parking alignment sensor.
WIRELESS POWER PAD
Designed to be mounted onto or embedded into the ground, the Power Pad resonates at 85 kHz and is equipped with parking alignment sensors for accurately aligning the vehicle.
CONFIDENTIAL | HEVO.COM

HEVO's software product for end users also works like a replacement for Maps and Waze, and includes route planning, pricing, reservations, and other travel features. This integrated approach allows us to build our user base and community, acting as a lead generation tool.

A seamless user experience

Turn-by-Turn Navigation


9:41 AM
Ngo St
Anwer Lane
8
7
ChargeShack
Closing 6:00p · 1h 15m away · ★4.8

EV specific mapping and turn-by-turn navigation with route planning, pricing, reservations, filters and other features offered exclusively by HEVO

Wireless Charging Ready


9:41
Cancel
Align your vehicle
Report

Built with the future in mind, this app is ready with wireless charging parking alignment assistance and features that complete the hands-free experience

Remote Access and Operability


9:41
Charging in progress
Report
96%
0h 12m 25s
estimated time remaining
6.2 kW
power input
18.6 mi
gained
$2.98
running total
Stop Charging

Remotely start and stop the charging process while accessing real-time charging data like state-of-charge, power input and charging costs on the fly

Account Management


9:41
Completed Session
Statistics
Miles gained 21 mi
Power gained 6 kWh
CO2 emissions saved 8,887 g
Fuel saved 1 gal.
About
Times Square
New York, NY
1 h and 0 min
$3.25

Effortlessly add vehicles, payment options and manage charging networks with wirelessly bill pay options, receipts and remote access to your charging statistics

10 key tech features

IOT-ENABLED ❶

Network connected with GPS,
WiFi, LTE and Ethernet options
for remote management,
proactive analytics, over-the-air
updates and interconnectivity
with other EV charging apps
via the HEVO API

**MULTI-PAYMENT
OPTIONS** ❷

Pay-as-you-go and membership
customers can start charging by
using their mobile app, tapping
their security chipped cards,
mobile pay or by phoning in

**BUILT-IN
ENERGY METER** ❸

Certified revenue-grade
energy meter enabling real-
time payments for electricity
and end-to-end efficiency
management



WEB CONNECTED CAMERA ❹

In-built camera for added security,
parking site management, wireless
charging alignment assistance and
reservation management

UV SAFE LED DISPLAY ❺

1-million-hour life and 1.6M color
RGB spectrum visible from distances
up to 40 feet and 120 degree viewing
angles in direct sunlight that provides
key charging details like availability,
pricing and charging statistics

**COMPETITIVELY
PRICED** ❻

Cost competitive with
Level 2 chargers even
without financing

**LEVEL 2 PLUGIN
CHARGING OPTION** ❼

Option to include a wired
port or cable to service
non-wireless drivers



10 JOURNEY PLANNING
UX/UI key features including trip planning, booking management, payments and sophisticated range estimation algorithms

SMART-EST EV CHARGING 8
Web and mobile apps display highly valuable insights during charging that are not readily available by other EV charging software platforms (e.g. state of charge, costs during usage, charge time remaining, upcoming reservations, etc.)

9 NETWORK MANAGEMENT
Network OS manages integration, booking, security, authentication, and back office reconciliation

Traction

Significant traction with OEM manufacturers and Tier 1 suppliers

—

Completed pilots

The company has completed several pilot projects with leading multinational companies. They have either executed or are finalizing formal agreements with global automakers and Tier I auto industry suppliers—creating a potential path for

the Company's platform to become the industry standard for hundreds of thousands of EVs.

Manufacturing and shipment of the company's commercial product commenced in 2021, and management is preparing to scale production beginning in 2022. Company revenue projections exceed $500M by 2025.

Technology timeline


First Pilots Started
2012
Research Begins
University Lab
2013
Prototypes
University Lab
2014
Research
University Lab
2015
Prototypes
Alpha
2016
Prototypes
Beta
Becomes First Safety Certified and Auto Qualified Wireless EV Charging Technology in the World
2017
Pilots & Refinement
2018
Pilots & Refinement
2019
UL & SAE Testing Kickoff
2020
SAE Qualification
UL Certification
ISO Certification
2021
Brooklyn Micro Factory (small-batch serial production)

Recent press

- Credit Suisse equity research report features HEVO as cleantech company to watch
- HEVO named Oak Ridge National Laboratory's commercialization partner for wireless EV charging
- HEVO, Bosch, Ford and Enterprise unveil automated rental car operations and parking integrated with wireless charging
- Michigan Rep. Lawrence introducing bill to fund wireless EV charging
- Axios: Dynamic In-road Wireless Charging for EVs

Financial overview

HEVO is on path for **accelerated revenue and EBITDA generation** through its unique business model and state-of-the-art products.

Revenue ($MM)



Gross Profit ($MM)



EBITDA ($MM)



EBITDA - CAPEX ($MM)



—

Income statement

—

($MM)	2022	2023	2024	2025	2026
Total Revenue	$1.5	$28.9	$79.6	$261.3	$523.1
(-) Total COGS	($1.2)	($20.4)	($51.0)	($168.0)	($328.5)
Gross Profit	$0.3	$8.5	$28.6	$93.4	$194.6
(+) Grant Income	$0.1	$0.5	$0.8	$1.0	$1.3
(-) Total Expenses	($5.2)	($21.3)	($36.7)	($49.2)	($68.5)
EBITDA	**($4.8)**	**($12.4)**	**($7.3)**	**$45.1**	**$127.4**
(-) Depreciation & Amortization	($0.1)	($0.3)	($0.7)	($1.2)	($1.2)
EBIT	($4.9)	($12.7)	($8.0)	$44.0	$126.1
(-) Interest Expense	($0.0)	–	–	–	–
(-) Taxes	–	–	–	($5.5)	($37.8)
Net Income	**($5.0)**	**($12.7)**	**($8.0)**	**$38.5**	**$88.3**

Customers

Addressing an unmet need in the EV charging market

The pathway to mass adoption of EVs and the accompanying significant reduction in CO2 emissions is a simple, frictionless EV driver experience.

Amongst those who do not own or drive an electric vehicle,

29%

want wireless charging even though a commercial system is not yet available in the market.

SOURCE: *"THE STATE OF ELECTRIC VEHICLES IN AMERICA"*

VOLVO STUDY OF NON-EV OWNERS:
Survey Results Show Availability & Convenience of Charging Must Improve Dramatically.

1. More charging stations (61%)
2. Same price as a traditional vehicle (57%)
3. Government financial incentives (41%)
4. Trying it for 30 days before buying it (40%)
5. Manufacturer providing a gasoline or hybrid car to switch out (32%)
6. Charging the vehicle wirelessly (29%)
7. Styling similar to traditional vehicles (26%)

Fleets

Fleets represent a significant near-term opportunity for the company. HEVO is actively engaging with taxi, delivery, public transportation, rental and other fleets for the aftermarket retrofit of vehicle assemblies and deployment of wireless charging stations.

Certified Partners

Our certified partners are the installers of EV charging infrastructure for charging networks in the US, EU and Australia. Certified partners purchase EV wireless charging systems from HEVO wholesale, and then sell those systems retail to their customers. Please see the business model section for additional information.

Automakers

HEVO is in the RFI/RFP process with multiple global automotive OEMs and Tier 1 automotive suppliers. HEVO's goal is to nurture these relationships and pave the way for HEVO's wireless charging vehicle-side equipment to be factory built into multiple EV makes and models.

E-Commerce

Working with dealership networks, HEVO will eventually offer an aftermarket retrofit solution to any EV driver that wants to go wireless.

Business Model

OEM lease and subscription recurring revenue opportunity

B2B Model for Fleets and Customers

While EV drivers and fleets are the ultimate end-users of HEVO products, our direct customers are our certified distributors and Automotive OEMs.

HEVO is partnering with leading OEMs to develop a **unique leasing program** that will enable EV buyers to lease HEVO equipment directly from the manufacturer with no upfront costs.

—

Lease program overview

1 HEVO chargers will be offered directly through OEM's as a factory-installed option on new battery electric vehicle ("BEV") sales. Rather than charging the customer upfront, the cost of the wireless charging hardware can be financed through a leasing option

2 This program will be fully funded by a third-party strategic capital provider, who in return will receive a portion of the monthly lease payments. This will enable the OEM to offer HEVO's wireless charging products with no upfront costs

3 HEVO will train OEM technicians at participating dealerships and mechanic shops on hardware installation and maintenance in order to provide best-in-class service and ongoing product support throughout the duration of a customer's lease

5 Purchasers of new BEVs will have the option to receive fully-installed HEVO wireless chargers as a factory option at no upfront cost, along with a subscription to HEVO's public charging network

6 The monthly lease payments will be used to provide a return to the strategic capital partner, a revenue share for the participating OEM, and to cover the costs of HEVO's charging hardware and associated installation costs

—

Lease program benefits

✓ **Leases can be structured to match the lease term of new vehicles**

✓ **Fully-financed lease option with no upfront costs to the customer or OEM**

✓ **Trained HEVO technicians provide product installation and ongoing support throughout the life of the lease**

✓ **Instant access to HEVO's public charging network enhances network utilization**

✓ **OEM's participate in a revenue share of all leases sold**

—

"Certified Partner" business model mitigates uncertainty and reduces risks



Market

Wireless charging market analysis

—

$50B EV charging infrastructure opportunity by 2030

"Representing an estimated $50 billion of cumulative capital investment through 2030. On average, a level 2 charger used in a home costs less than $1000; one used in a workplace or in public can cost between $3000 and $5000. A DCFC starts at about $25,000 and, depending on the power capacity, can rise to more than $200,000 for each unit."

-"Charging Ahead: Electric Vehicle Infrastructure Demand" (McKinsey & Company)



Figure 1: Global EV fleet sizes by segment and market
Passenger EVs
E-buses and commercial EVs
Electric two- and three-wheelers
Million
China
Europe
U.S.
Other regions
Source: BNEF. Note: Two-wheelers includes mopeds, scooters and motorcycles, excludes e-bikes.

Figure 24: Cumulative global installed charging infrastructure by category: home and work, public, commercial – Economic Transition Scenario
Home and work
Public
E-bus and truck
Millions of connectors
7-22kW
7-22kW work
50kW
150kW
350kW
1,000kW
Source: BNEF. Note: Light commercial EVs are considered within home and public infrastructure.

—

Wireless vehicle charging TAM

Based on HEVO's involvement in the RFI/RFQ process with multiple OEMs and Tier 1s regarding wireless charging integration, HEVO estimates that more than **2 million** EVs will have SAE J2954 approved wireless hardware installed by 2025.

HEVO expects the number of EVs with wireless hardware installed to greatly exceed **10 million** by 2030, and approach **50 million** by 2035.

Competition

Positioned to become a global leader of wireless EV charging



Commercial-Ready	Compatible and Inter-operable	Market Leading Price	Peace-of-Mind	Scale-Ready
HEVO will bring a fully certified wireless EV charging system that includes comprehensive software and a revenue-grade electricity meter to market	HEVO has developed a patented and market defining, universal platform that is SAE J2954 compatible and OCPP-ready.	HEVO pricing projections are highly competitive – including versus plugin charging.	24/7 system monitoring and remote diagnostics provide proactive maintenance and assures EV charging readiness to minimize costly down time.	HEVO and its partners are preparing manufacturing to meet safety and automotive production requirements while expanding capacity by orders of magnitude in 2022, 2023, and 2024.

HEVO introduced a certified, commercial-ready product and software platform. We **began shipping certified units in mid-2021.**

In January 2020, HEVO successfully tested below the required EMI-EMF thresholds set by the then newly established SAE J2954 (global wireless EV charging standard).

In August 2020, we completed UL 2750 certification, the required global safety certification for any commercializing SAE J2954 technology.



Commercialization requirements for wireless EV charging

| Company | HQ Location | Development Start Date | Status | Commercializing Requirements for Wireless EV Charging | | | | | | | |
				SAE J2954 Qualified	UL 2750 Certified	IATF 16949	ISO 9001	OCPP Compliant	ISO 15118	Software Platform	Plugin Add-On
	Brooklyn (2013-Present)	Dec 2012	Low-volume Serial Production	Yes	Yes	Compliance Pending 2023	Certification Pending 2022	OCPP 1.6	Pending	Yes	Available
KAIST	Daejeon, S. Korea	2010	Prototyping	No	No	Not Available		No		No	Not Available
LUMEN	Victoria, Australia	Qualcomm Halo Licensee	Commercializing	No	Yes	Likely Pending		No		No	Not Available
MOJO	Santa Clara, CA	2012	Prototyping	No	No	Not Available		No		No	Not Available
MOMENTUM	Malvern, PA	2012	Fleet demos	No	No	Not Available		No		No	Not Available
WAVE	Salt Lake City, UT	2012	Bus demos	No	No	Not Available		No		No	Not Available
WITRICITY	Watertown, MA	2007	Licensing lab designs	No	No	Not Available		No		No	Not Available
PLUGLESS POWER	Richmond, VA	2009	Dormant	No	No	Not Available		No		No	Not Available

Note: based on publicly available information.

SAE J2954: International and universal standard for interoperability and safe operation of wireless EV Charging.

UL 2750: International and universal safety certification for wireless EV charging production, marketing and sales.

IATF 16949: International certification for automotive quality management systems required to sell and distribute automotive grade equipment.

ISO 9001: International certification for automotive quality management systems required to sell and distribute automotive grade equipment.

OCCP: International communications protocol and certification for EV charging infrastructure back office communication standardization.

ISO 15118: International communications protocol and certification for EV charging infrastructure to grid communication standardization.

—

HEVO met the SAE J2954 requirements in January 2020



Vehicle Front View
Inside the vehicle, HEVO was tested to have less than 1 µT, a value that is naturally found in ambient environments.
≤ 1 (µT)
Vehicle Assembly (VA)
This area is protected by the Guardian Detection device
≤ 15 µT
≤ 5 µT
≤ 1.5 µT
≤ 2 mT
Ground Assembly (GA)

SAE J2954 Tested Electromagnetic Field Measurements



1.5 (µT)

SAE J2954 permits a maximum of 15 microtesla (µT) around the periphery of the vehicle wheelbase. HEVO tested 10x below by an SAE selected laboratory in January 2020.

SAE INTERNATIONAL

SOCIETY OF AUTOMATIVE ENGINEERING

Created in January 2012, SAE J2954 is a task force of over 100 members comprising of major automakers, Tier 1 suppliers, energy companies, EV charging companies and developers of wireless electric vehicle charging (WEVC) technologies that are responsible for the development and approval of a single, unified global wireless power transfer (WPT) standard. In January 2020, HEVO successfully tested SAE J2954 interoperability with a WPT competitor, while also successfully testing below the threshold limits of the SAE approved standard for electromagnetic field (EMF) and electromagnetic interference (EMI) at an SAE J2954 selected testing laboratory in Austin, TX. In 2020, the SAE J2954 task force shall publicly publish the standard, for which HEVO shall be referenced as a conforming technology.



TDK TDK Test Services

1101 Cypress Creek Road • Cedar Park, Texas 78613 USA • Phone +1-512-258-9471 www.tdkrfsolutions.com

The HEVO system was tested to WPT2 limits as defined by SAE J2954 in one of the possible maximum offset conditions. Magnetic field measurements were made in the X, Y, and Z axes using a calibrated 60 cm loop antenna while rotating the system 360° in azimuth to determine the maximum angle of emissions. All frequencies that were investigated were passing the proposed SAE J2954 limit. The system was also tested for EMF exposure as defined by SAE J2954 and passed the limit proposed by SAE J2954. While both the EMC and EMF testing yielded satisfactory results, this will need to be followed up and re-confirmed with more comprehensive testing. In addition, remaining test requirements from the applicable standards are also needed to complete EMC requirements for WPT on EV's.

James Wooten, TTS Lab Manager

—

UL 2750 safety certification

August 2020: HEVO completes UL 2750 certification testing for their introductory product – REZONANT E8



UL 2750 is the required global safety certification for any commercializing SAE J2954 technology. All wireless electric vehicle charging (WEVC) products must undergo UL 2750 testing to meet universally accepted electrical, environmental and fire safety standards. UL 2750 certifying tests are performed at Nationally Recognized Testing Laboratories (NRTLs) to ensure the highest level of analysis in examining the performance and durability of WEVC technologies. Upon successful completion of testing at the NRTL facilities, the WEVC production facility and assembly process must also be audited by UL officials to ensure the quality of manufacturing and conformity to UL requirements before being awarded the UL certification. Upon achieving the certification, UL officials will continue quarterly unannounced audits of the production facilities and manufacturing process in order to ensure UL 2750 conformity through the lifecycle of the WEVC product. In 2020, HEVO became one of only two companies in the world to complete UL 2750 testing for WEVC.



August 18, 2020

Attn: Jeremy McCool
Hevo
102 Commerce St
Brooklyn, NY

Our Reference:	File E508728, Project Number 4789062313
Your Reference:	E508728-CCN: FFYA: Outline of Investigation for Wireless Power Transfer Equipment for Electric Vehicles
Subject:	Status Letter of Hevo's Model X8 Wireless Charger

Dear Jeremy:

This letter report is being provided to summarize the testing activities completed to date. A copy of the Test list is provided below for your reference with notes of what testing was completed or still awaiting testing to be conducted.

UL 2750 TESTS			
Clause	Test	Status	Comments
41	Power Input Test	Completed	
44	Temperature test	Completed	
	Temperature test	Completed	Testing on revised construction
46	Dielectric Withstand	Completed	3/11
46.2	Maximum Voltage Measurements	Completed	
47.3	Transformer Overload test	Completed	3/10 at Hevo
47.5	Forced Ventilation Test	Completed	
47.6	Component Faults	Completed	
49	Grounding Impedance test	Completed	
50	Impact test	Completed	Week of March 23rd
51	Vehicle Driveover	Completed	
55.2	Bonding Conductor – Current test	--	Waived due to use of R/C XCFR2 Ground Terminal and wiring with same gauge as supply
55.3	Bonding Conductor – Limited Short Circuit test	--	Waived due to use of R/C XCFR2 Ground Terminal and wiring with same gauge as supply
56	Mounting Means	Completed	3/12
57	Mold Stress	Completed	3/16
58	Chemical Exposure test – Ground Coil	Completed	

UL LLC
1285 Walt Whitman Road, Melville, NY 11747-3081 USA
T: 631.271.6200 / F: 631.271.8259 / W: UL.com

59	Type 4 Hosedown test	Completed	Inverter and Ground Coil – Type 4 testing completed 3/12
UL50E 8.13	Gasket Compression	Completed	May 26th
UL50E 8.13	Gasket Tensile Strength and Elongation	Completed	May 26th

As we have completed the testing, I will be working on completing the documentation to submit for review which will then initiate the initial production inspection.

We appreciate the opportunity to be your business partner and preferred service provider. If you have any additional questions or comments about this process, feel free to contact me.

Your business is very important to us and if there is any additional information that we may provide to you about the investigation or UL's other services, please do not hesitate to contact us.

Sincerely,

Joseph Rodriguez
Staff Engineer
Energy Systems and eMobility

—

Intellectual property protection

Patent Title	Coverage	Status	Priority Date	Approval Date	Expiration
Systems and Mobile Application for Electric Wireless Charging Stations	United States	Approved	March 23, 2012	October 24, 2017	20 Years
Inverter Enclosure	United States	Approved	October 21, 2016	March 27, 2018	March 27, 2033
Detecting and Deterring Foreign Objects and Living Objects at Wireless Charging	United States	Approved	May 01, 2017	November 13, 2018	May 01, 2037
Resonant Inverter Topology, Wireless Charger and Control Method	United States	Approved	February 19, 2014	August 13, 2019	March 09, 2036
Parking Alignment Sequence For Wirelessly Charging An Electric Vehicle	United States	Approved	October 21, 2016	August 06, 2019	October 21, 2036

Wireless EV charging presents significant cost advantages to wired systems

—

HEVO Rezonant Level 2 system

HEVO 8-11 kW Wireless Charging System			
Quantity	Target Price	Ground Assembly Price	Vehicle Assembly Price
100	$9,575	$7,660	$1,915
101 - 1,000	$5,050	$4,040	$1,010
1,001 - 10,000	$2,525	$2,020	$505
> 10,000	$2,275[1]	$1,820	$455

11kW Wireless System		Dimensions (cm)					Mass (kg)
Vehicle Assembly	Vehicle Pad	50	x	54	x	3	11kg
	Battery Adaptor	30	x	26	x	10	
Ground Assembly	Power Pad	92	x	89	x	4.5	42kg
	Power Station	66	x	40	x	17	22kg

—

Hevo Rezonant fast charging system

HEVO 300kW Wireless Charging System (Production Target Q1 2024)			
Quantity	Target Price	Ground Assembly Price	Vehicle Assembly Price
100	$100,000	$98,000	$2,000
101 – 1,000	$75,000	$73,500	$1,500
1,001 – 10,000	$50,000	$49,000	$1,000

Up to 300kW Wireless System		Dimensions (cm)					Mass (kg)
Vehicle Assembly	Vehicle Pad	50	x	50	x	3	35kg
	Battery Adaptor	46	x	32	x	16	
Ground Assembly	Power Pad	100	x	100	x	6	64kg
	Power Station	92	x	62	x	30	32kg

—

Plug-in vs. wireless cost and efficiency comparison

Price Efficiency Comparison – Wired and Wireless EV Charging Systems				
	Plug-in System[2]		Wireless System	
System Power (kW)	Avg. Price (USD)	Avg. Price/kW (USD/kW)	Target Price (USD)	Target Price/kW (USD/kW)
6.6 – 11	500 – 2,275	75 – 284	2,275*	284*
25	7,500 – 10,000	300 – 400	10,000	400
50	17.5k – 35.8k	350 - 716	20,000	400
100	36k – 100k	360 – 1,000	35,000	350
300 – 400	48k – 150k	137 - 429	50,000**	143**

1. OEMs are focused on per-unit pricing of $2,500 or less
2. Market research

*Price and Price/kW apply to 8kW wireless system
**Price and Price/kW apply to 300kW wireless system
*Wired data source

—

Efficiency comparative analysis (grid-to-battery)





Vision

Be the global unifying network for interoperable, ubiquitous EV charging

2022 Goals

In 2022 we aim to:

- Relocate HQ to >10x size of Brooklyn facilities

- Launch the Journey app

- Engage 2-5 auto OEMs and/or Tier 1s on internal projects or tech review for future factory built-in wireless solution

- Engage in 2-5 fleet projects or tech review for large follow-up orders

- Secure 2-5 aftermarket distributor agreements for fleet/consumer wireless solutions

- Recruit up to 15 new personnel for ops, engineering, BD

- Certify and commercialize 11kW system and pre-certify 25kW and V2G platforms

Go-to-market strategy

PHASE 1 2020-2021
TRACTION

- Rezonant E8 production hard tooling ordered and setup for mass production quantities
- Introduction of Rezonant E8 (Gen 1) and open aftermarket pre-purchasing by end of 2020 for first 142 certified units to be delivered in 2021
- HEVO Mobile App released on iOS and Android OS stores mid-2021 prior to delivery of first commercial systems
- First batch of UL and ISO 9001 certified units shipped for installation in 3Q 2021
- 2021 and beyond production quotas set with pre-purchasing opened for next ~2,000 units by 2022
- Aftermarket sales expansion into new regional markets in U.S., Europe and APAC

PHASE 2 2021-2023
GROWTH

- Introduction of Rezonant E8 and E24 next generational products for aftermarket sales in all regions
- IATF 16949 certification obtained and first automaker order received with PPAP requirements
- Financing options opened for aftermarket fleet and consumer in specific markets
- In-network subscription models released for commuters and fleets with monthly and annual pricing models in the U.S. market
- Business development and sales expansion into new regional U.S., Europe and APAC markets

PHASE 3 2023-2025
TRANSITION

- Introduction of Vehicle-to-Grid technologies for aftermarket and automaker option sales in all global locations
- First OEM production vehicles with HEVO wireless technology publicly released
- Project financing expanded into new regional and international markets
- In-network subscription models released for commuters and fleets with monthly and annual pricing models in specific markets
- Business development and sales expansion into MEA and South American markets

PHASE 4 2025-2030
CONSOLIDATION

- Introduction of Dynamic Charging (Gen 1) for specified projects targeting fleets
- Over 33% of new production vehicles are equipped with HEVO wireless technology
- Project financing expanded into new regional and international markets
- Business development and sales expansion into new regions

Applications for HEVO's unique creativity and passion

- Automation of business models and use cases such as route planning and dynamic charging travel lanes
- Seamless integration with autonomous vehicles and renewable energy for optimized grid management
- Increase EV adoption by disabled and senior drivers potentially hindered by heavy cables and cords
- Opportunistic route charging for buses, taxis and fleets improves air quality and optimizes grid utilization

Investors

$10.4M raised to date

HEVO has raised $10.4M to date, with approximately **$8.0M** in dilutive equity capital and **$2.4M** in grant funding. We've raised capital from numerous notable investors and donors, including Veteran Affairs Award, NYSERDA Award, and the CyCLE Award.

—

Funding milestones


Total Investment: Approx. $8.0M
Total Grants Received: Approx. $2.4M
$50k Veteran Affairs Award
$20k Cleantech Open Award
$241k NYSERDA Award
$150k Power Bridge Award Awarded to NYU
£150k Global Innovation Initiative Award Awarded to NYU
€150k INCENSe Award
$500k NYSERDA Award
$750k Seed Investment
$500k NYSERDA Award
$85k CyCLE Award
$1.75M+ Convertible Note
$250k NYSERDA Award
$2M+ Convertible Note
$3.8M Series A-1

Founders

Veteran-founded



Jeremy McCool

Founder & CEO Following a 15-month tour in Baghdad as a U.S. Army officer, **Jeremy McCool** made a personal pledge to reduce global dependence on foreign and fossil fuels. Upon exiting the military, Jeremy entered Columbia University's School of International and Public Affairs (SIPA) and completed his MPA with a focus in urban policy and sustainability. During his final year at Columbia, Jeremy founded HEVO in November 2011, with the vision of creating the global standard for universal and ubiquitous electric vehicle wireless charging.

Team



	JP Yorro	Chief Financial Officer
	Jeremy McCool	Founder
	Umer Anwer	Chief Technology Officer
	Sameer Rashid	Chief Operating Officer
	Vincent Ngo	Director of Manufacturing and Operations
	Sandeep Dhariwal	Controller

Perks

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

HEVO INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], HEVO Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 15%.

The "**Valuation Cap**" is $50,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount

by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company; and

(ii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4.   *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of this Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the

Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY

BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in <u>Section 4</u> above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in <u>Section 4</u> and the undertaking set out in <u>Section 5(a)</u> and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as <u>Exhibit A</u> contemporaneously and in connection with the purchase of this Crowd SAFE.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Brooklyn, New York. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

HEVO INC.

By:
Name: Jeremy McCool
Title: Chief Executive Officer
Address: 147 Prince Street, Brooklyn, NY 11201, United States
Email: jp.yorro@hevopower.com

INVESTOR:
By:
Name:

-

Exhibit A

Nominee Rider and Waiver

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by HEVO Inc. (the "**Security**"), to receive all notices and communications on behalf of the Investor, cause the Security or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian, and, to the extent the Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities at the direction of the Chief Executive Officer of HEVO Inc. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the purchasers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's personally identifiable information for these purposes during the Term and Investor acknowledges that the use of such personally identifiable information is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **NOMINEE:**
                                                                 Republic Investment Services LLC

By: By:
Name: Name: Youngro Lee, CEO
Date: Date:

COMPANY:
HEVO Inc.

By:
Name: Jeremy McCool
Date:

EXHIBIT D

Video Transcript

[Jeremy McCool]: Welcome to HEVO. Let's get started over here. As you can see we have a wireless power pad on the ground. That actually works with the vehicle that's equipped with the wireless charging system. The vehicle pad looks just like this. It fits snuggly underneath the vehicle. When that vehicle pulls over this pad it automatically starts charging with the power station.

As you can see the power station has this LED display. It's going to provide all kinds of details while you are charging. I'm also going to get inside of the car and use the mobile app to help me figure out which charger I want to go to. The first thing I do is find a station that's available. There's a stationhere, so I hit start charging and from there I can see the charging station I need to go to, which is the one labeled 472. Once the station has established communications with the vehicle, from that point forward I'm going to go into parking alignment. I'm going to see that visually on the screen in front of me. I can just pull up and once the visual on that screen goes green I know I'm in the right location. All I have to do is turn off the car as it instructs me to do and walk away.

Now we're in a charging session. We see this visualization showing that car is about to start charging, and therewe go. A couple of key points about the information that we provide to our customers. What's their current state of charge, the miles they can drive, also what is the amount of battery that we are adding
to the vehicle, how much it's costing them as they're charging. We're also telling them how long they've been charging for, and how long they have to go to a full charge.

When I'm done charging and everything is complete, I get everything through a wireless bill. And so all of that is in a receipt that is in the app, and everything is complete. Welcome to HEVO.

EXHIBIT E

Testing the Waters Communications



Company Name	HEVO Inc.
Logo	
Headline	Wireless EV charging: certified hardware / software commercially available today
Slides	

Tags	Coming soon, Startups, $10M+ raised, B2B2C, EV, Renewable energy, Eco

Pitch text	## Summary - Wireless EV charging system meeting UL and SAE standards - Tier 1 agreement paves way for software installation on thousands of EVs - Robust IP portfolio featuring 21 patent families - Successful pilots with major global auto and energy companies - Efficient cost structure, significantly below all competitors - Revenue projected to exceed $500M by 2025

Problem

Plugin EV charging has critical limitations

Competing connectors

Plugin charging lacks a universal protocol, with many charging locations requiring more than three different connector types.

Fueling cost

Pay-as-you-go chargers are often expensive, with opaque pricing structures; free charging is typically slow and over-utilized.

Fragmented networks

There is limited interoperability between networks, requiring multiple accounts, apps, keycards, & RFID fobs to access and pay.

Limited scalability

Plug-in charging does not easily scale with forecast global EV adoption, and is not suited for autonomous EVs.

The bottom line: plug-in charging is a bottleneck for EV adoption and for the growth of the EV industry.

Solution

A wireless EV charging network

HEVO is building the global wireless charging standard for electric vehicles—providing users with a simple charging experience and a complete, integrated EV transportation app.

Exceptional convenience

- ✓ Wireless chargers are universally adaptable
- ✓ HEVO chargers work seamlessly with any wireless charging equipped EV
- ✓ Charging hardware is compact, easy to install, and easy to maintain
- ✓ Customers never need to leave the car, increasing overall safety and comfort
- ✓ Mobile app integrates seamlessly with both wired and wireless charging networks

Designed for scale

- ✓ Universal adaptability across all types of EVs
- ✓ Eliminates bulky wires, making it an ideal solution for dense urban zones
- ✓ Mission critical technology for the pending roll-out of autonomous EVs

Highly cost-efficient

- ✓ Highly efficient cost structure, significantly below all wireless competitors
- ✓ Low maintenance costs, no external plugs that are susceptible to wear and tear
- ✓ Less reliance on expensive raw material inputs given wireless capabilities

In short, our wireless charging standard will enable us to create a durable, scalable network that supports widespread EV and autonomous vehicle adoption.

Product

A complete hardware and software solution

HEVO’s core product is a hardware and software solution for electric vehicle charging called Rezonant E8. It’s comprised of three main components:

- **Power station**—wall- or pole-mounted with the option to offer integrated wireless and plugin Level 2 charging (Level 2 charging stations plug into a 240V outlet--like a clothes dryer or oven--and deliver more power to the car to charge it faster).
- **Vehicle assembly** (Wireless Battery Adapter and Wireless Vehicle Pad)—can be installed on any EV
- **Wireless power pad**—mounted onto or embedded into the ground
- **App and cloud platform**—synchronizes parking alignment, bill pay, charging analytics, and other key user services


Introduction: HEVO Wireless Equipment and Full-Stack Software
POWER STATION
The Power Station is grid-connected to standard AC or DC power sources. The assembly can be wall-mounted or installed on a pole mount supplied by HEVO. The Power Station also offers hybrid charging solutions with integrated wireless and plugin Level 2 options (e.g. J1772 Type 1 or J1772 Type 2 Mennekes). The Power Station is standard equipped with a certified revenue grade energy meter, security camera and gateway (GPS/LTE/4G/WiFi/LAN).
Cloud & API
WiFi (Encrypted TCP/IP)
APP & CLOUD
Synchronizes station reservation, parking alignment, wireless bill pay, alerts and key charging analytics that are seamlessly connected to the cloud for remote access and control while journey planning and turn-by-turn navigation optimizes the EV driving experience for users.
GUARDIAN DETECTION
Mounted either to a wall or on the pole mount, this high-resolution thermal imaging device detects foreign objects, enables Power Station safe mode and sends using message alerts informing them of the detected objects.
WIRELESS BATTERY ADAPTER
Discretely located near the vehicle plugin ports, the Battery Adapter supplies 350-450 VDC to the battery and interfaces with the battery management system (BMS).
WIRELESS VEHICLE PAD
Centered-mounted between the two front tires on the chassis, the Vehicle Pad captures the wireless power transferred from the Power Pad and serves as the vehicle parking alignment sensor.
WIRELESS POWER PAD
Designed to be mounted onto or embedded into the ground, the Power Pad resonates at 85 kHz and is equipped with parking alignment sensors for accurately aligning the vehicle.
CONFIDENTIAL | HEVO.COM

HEVO's software product for end users also works like a replacement for Maps and Waze, and includes route planning, pricing, reservations, and other travel features. This integrated approach allows us to build our user base and community, acting as a lead generation tool.

A seamless user experience

Turn-by-Turn Navigation


9:41 AM
Ngo St
Anwer Lane
8
7
Ngo St
Anwer Lane
Ngo St
8
ChargeShack
Closing 6:00p · 1h 15m away · ★4.8

EV specific mapping and turn-by-turn navigation with route planning, pricing, reservations, filters and other features offered exclusively by HEVO

Wireless Charging Ready


9:41
Cancel
Align your vehicle
Report

Built with the future in mind, this app is ready with wireless charging parking alignment assistance and features that complete the hands-free experience

Remote Access and Operability


9:41
Charging in progress
Report
96%
0h 12m 25s
estimated time remaining
6.2 kW
power input
18.6 mi
gained
$2.98
running total
Stop Charging

Remotely start and stop the charging process while accessing real-time charging data like state-of-charge, power input and charging costs on the fly

Account Management


9:41
Completed Session
Statistics
Miles gained 21 mi
Power gained 6 kWh
CO2 emissions saved 8,887 g
Fuel saved 1 gal.
About
Times Square
New York, NY
1 h and 0 min
$3.25

Effortlessly add vehicles, payment options and manage charging networks with wirelessly bill pay options, receipts and remote access to your charging statistics

10 Key Tech Features

IOT-ENABLED ①

Network connected with GPS, WiFi, LTE and Ethernet options for remote management, proactive analytics, over-the-air updates and interconnectivity with other EV charging apps via the HEVO API

MULTI-PAYMENT OPTIONS ②

Pay-as-you-go and membership customers can start charging by using their mobile app, tapping their security chipped cards, mobile pay or by phoning in

BUILT-IN ENERGY METER ③

Certified revenue-grade energy meter enabling real-time payments for electricity and end-to-end efficiency management

④ **WEB CONNECTED CAMERA**

In-built camera for added security, parking site management, wireless charging alignment assistance and reservation management

⑤ **UV SAFE LED DISPLAY**

1-million-hour life and 1.6M color RGB spectrum visible from distances up to 40 feet and 120 degree viewing angles in direct sunlight that provides key charging details like availability, pricing and charging statistics

COMPETITIVELY PRICED ⑥

Cost competitive with Level 2 chargers even without financing

⑦ **LEVEL 2 PLUGIN CHARGING OPTION**

Option to include a wired port or cable to service non-wireless drivers



10 JOURNEY PLANNING

UX/UI key features including trip planning, booking management, payments and sophisticated range estimation algorithms

SMART-EST EV CHARGING 8

Web and mobile apps display highly valuable insights during charging that are not readily available by other EV charging software platforms (e.g. state of charge, costs during usage, charge time remaining, upcoming reservations, etc.)

9 NETWORK MANAGEMENT

Network OS manages integration, booking, security, authentication, and back office reconciliation

Traction

Significant traction with automotive OEM manufacturers and Tier 1 suppliers

Completed pilots

The company has completed several pilot projects with leading multinational companies and has either executed or is finalizing formal agreements with global

automakers or Tier I auto industry suppliers, creating a potential path for the Company's platform to become the industry standard for hundreds of thousands of EVs. Manufacturing and shipment of the company's commercial product commenced in 2021, and management is preparing to scale production beginning in 2022 with Company revenue projections exceeding $500M by 2025.

Technology timeline


First Pilots Started
2012
Research Begins
University Lab
2013
Prototypes
University Lab
2014
Research
University Lab
2015
Prototypes
Alpha
2016
Prototypes
Beta
Becomes First Safety Certified and
Auto Qualified Wireless EV Charging
Technology in the World
2017
Pilots &
Refinement
2018
Pilots &
Refinement
2019
UL & SAE
Testing Kickoff
2020
SAE Qualification
UL Certification
ISO Certification
2021
Brooklyn Micro
Factory (small-batch
serial production)

Recent press

- Credit Suisse equity research report features HEVO as cleantech company to watch
- HEVO named Oak Ridge National Laboratory's commercialization partner for wireless EV charging
- HEVO, Bosch, Ford and Enterprise unveil automated rental car operations and parking integrated with wireless charging
- Michigan Rep. Lawrence introducing bill to fund wireless EV charging
- Axios: Dynamic In-road Wireless Charging for EVs

Financial overview

HEVO is on path for **accelerated revenue and EBITDA generation** through its unique business model and state-of-the-art products.

Revenue ($MM)



Gross Profit ($MM)



EBITDA ($MM)



EBITDA - CAPEX ($MM)



| | 2022 | 2023 | 2024 | 2025 | 2026 |
| | ($5.5) | ($13.9) | ($10.4) | $44.7 | $127.1 |

Income statement

($MM)	2022	2023	2024	2025	2026
Total Revenue	$1.5	$28.9	$79.6	$261.3	$523.1
(-) Total COGS	($1.2)	($20.4)	($51.0)	($168.0)	($328.5)
Gross Profit	$0.3	$8.5	$28.6	$93.4	$194.6
(+) Grant Income	$0.1	$0.5	$0.8	$1.0	$1.3
(-) Total Expenses	($5.2)	($21.3)	($36.7)	($49.2)	($68.5)
EBITDA	**($4.8)**	**($12.4)**	**($7.3)**	**$45.1**	**$127.4**
(-) Depreciation & Amortization	($0.1)	($0.3)	($0.7)	($1.2)	($1.2)
EBIT	($4.9)	($12.7)	($8.0)	$44.0	$126.1
(-) Interest Expense	($0.0)	–	–	–	–
(-) Taxes	–	–	–	($5.5)	($37.8)
Net Income	**($5.0)**	**($12.7)**	**($8.0)**	**$38.5**	**$88.3**

Customers

Addressing an unmet need in the EV charging market

The pathway to mass adoption of EVs and the accompanying significant reduction in CO2 emissions is a simple, frictionless EV driver experience.

Amongst those who do not own or drive an electric vehicle,

29%

want wireless charging even though a commercial system is not yet available in the market.

SOURCE: *"THE STATE OF ELECTRIC VEHICLES IN AMERICA"*

VOLVO STUDY OF NON-EV OWNERS:
Survey Results Show Availability & Convenience of Charging Must Improve Dramatically.

1. More charging stations (61%)
2. Same price as a traditional vehicle (57%)
3. Government financial incentives (41%)
4. Trying it for 30 days before buying it (40%)
5. Manufacturer providing a gasoline or hybrid car to switch out (32%)
6. Charging the vehicle wirelessly (29%)
7. Styling similar to traditional vehicles (26%)

Fleets

Fleets represent a significant near-term opportunity for the company and HEVO is actively engaging with taxi, delivery, public transportation, rental and other fleets for the aftermarket retrofit of vehicle assemblies and deployment of wireless charging stations.

Certified Partners

Our certified partners are the installers of EV charging infrastructure for charging networks in the US, EU and Australia. Certified partners purchase EV wireless charging systems from HEVO wholesale, and then sell those systems retail to their customers. Please see the business model section for additional information.

Automakers

HEVO is in the RFI/RFP process with multiple global automotive OEMs and Tier 1 automotive suppliers. HEVO's goal is to nurture these relationships and pave the way for HEVO's wireless charging vehicle-side equipment to be factory built into multiple EV makes and models.

E-Commerce

Working with dealership networks, HEVO will eventually offer an aftermarket retrofit solution to any EV driver that wants to go wireless.

Business Model

OEM lease and subscription recurring revenue opportunity

B2B Model for Fleets and Customers

While EV drivers and fleets are the ultimate end-users of HEVO products, our direct customers are our certified distributors and Automotive OEMs.

HEVO is partnering with leading OEMs to develop a **unique leasing program** that will enable EV buyers to lease HEVO equipment directly from the manufacturer with no upfront costs.

Lease program overview

1 HEVO chargers will be offered directly through OEM's as a factory-installed option on new battery electric vehicle ("BEV") sales. Rather than charging the customer upfront, the cost of the wireless charging hardware can be financed through a leasing option

2 This program will be fully funded by a third-party strategic capital provider, who in return will receive a portion of the monthly lease payments. This will enable the OEM to offer HEVO's wireless charging products with no upfront costs

3 HEVO will train OEM technicians at participating dealerships and mechanic shops on hardware installation and maintenance in order to provide best-in-class service and ongoing product support throughout the duration of a customer's lease

5 Purchasers of new BEVs will have the option to receive fully-installed HEVO wireless chargers as a factory option at no upfront cost, along with a subscription to HEVO's public charging network

6 The monthly lease payments will be used to provide a return to the strategic capital partner, a revenue share for the participating OEM, and to cover the costs of HEVO's charging hardware and associated installation costs

Lease program benefits



- ✓ Leases can be structured to match the lease term of new vehicles
- ✓ Fully-financed lease option with no upfront costs to the customer or OEM
- ✓ Trained HEVO technicians provide product installation and ongoing support throughout the life of the lease
- ✓ Instant access to HEVO's public charging network enhances network utilization
- ✓ OEM's participate in a revenue share of all leases sold

"Certified Partner" business model mitigates uncertainty and reduces risks



OEM / FLEET
HW
$
FLEX (CM)
HW
$
HEVO
Operating License offer
$
Distribution / Marketing Partner
Operating License offer
$
Certified Partner
UTILITIES
kWh
$
HEVO
kWh
$
DRIVER / FLEET
$
Services
INSTALLER
FINANCING OPTIONS

- HEVO offers everything a CPO/franchisee needs to operate
- HEVO does not trade energy, the CPO does
- HW assets do not sit on HEVO balance sheet, but HEVO can facilitate financing
- HEVO gets paid for technology platform (highest margin) on recurring basis
- HEVO can choose how much market/utilization risk to share with franchisee
- HEVO can set pricing as a function of the license
- HEVO can ensure franchisee will handle maintenance; HEVO does not have any hardware maintenance costs
- HEVO can better influence location/approved projects
- HEVO can build driver/fleet subscriptions into product offering

Market

Wireless charging market analysis

$50B EV charging infrastructure opportunity by 2030

"Representing an estimated $50 billion of cumulative capital investment through 2030. On average, a level 2 charger used in a home costs less than $1000; one used in a workplace or in public can cost between $3000 and $5000. A DCFC starts at about $25,000 and, depending on the power capacity, can rise to more than $200,000 for each unit."

-"Charging Ahead: Electric Vehicle Infrastructure Demand" (McKinsey & Company)



Figure 1: Global EV fleet sizes by segment and market

Source: BNEF. Note: Two-wheelers includes mopeds, scooters and motorcycles, excludes e-bikes.

Figure 24: Cumulative global installed charging infrastructure by category: home and work, public, commercial – Economic Transition Scenario


Home and work
Millions of connectors
Public
Millions of connectors
E-bus and truck
Millions of connectors
2015 2020 2025 2030 2035 2040
7-22kW
7-22kW work
50kW
150kW
350kW
1,000kW

Source: BNEF. Note: Light commercial EVs are considered within home and public infrastructure.

Wireless vehicle charging TAM

Based on HEVO's involvement in the RFI/RFQ process with multiple OEMs and Tier 1s regarding wireless charging integration, HEVO estimates that more than **2 million** EVs will have SAE J2954 approved wireless hardware installed by 2025. HEVO expects the number of EVs with wireless hardware installed to greatly exceed **10 million** by 2030, and approach **50 million** by 2035.

Competition

Positioned to become a global leader of wireless EV charging


Commercial-Ready
HEVO will bring a fully certified wireless EV charging system that includes comprehensive software and a revenue-grade electricity meter to market
Compatible and Inter-operable
HEVO has developed a patented and market defining, universal platform that is SAE J2954 compatible and OCPP-ready.
Market Leading Price
HEVO pricing projections are highly competitive – including versus plugin charging.
Peace-of-Mind
24/7 system monitoring and remote diagnostics provide proactive maintenance and assures EV charging readiness to minimize costly down time.
Scale-Ready
HEVO and its partners are preparing manufacturing to meet safety and automotive production requirements while expanding capacity by orders of magnitude in 2022, 2023, and 2024.

HEVO introduced a certified, commercial-ready product and software platform. We **began shipping certified units in mid-2021.**

In January 2020, HEVO successfully tested below the required EMI-EMF thresholds set by the then newly established SAE J2954 (global wireless EV charging standard).

In August 2020, we completed UL 2750 certification, the required global safety certification for any commercializing SAE J2954 technology.


SAE Qualified
HEVO
Not UL Certified
UL Certified
KAIST
WAVE
MOJO
WiTricity
Momentum
Wireless Power
PLUGLESS
LUMEN
Not SAE Qualified

Commercialization requirements for wireless EV charging

				Commercializing Requirements for Wireless EV Charging							
Company	HQ Location	Development Start Date	Status	SAE J2954 Qualified	UL 2750 Certified	IATF 16949	ISO 9001	OCPP Compliant	ISO 15118	Software Platform	Plugin Add-On
	Brooklyn (2013-Present)	Dec 2012	Low-volume Serial Production	Yes	Yes	Compliance Pending 2023	Certification Pending 2022	OCPP 1.6	Pending	Yes	Available
KAIST	Daejeon, S. Korea	2010	Prototyping	No	No	Not Available		No		No	Not Available
LUMEN	Victoria, Australia	Qualcomm Halo Licensee	Commercializing	No	Yes	Likely Pending		No		No	Not Available
MOJO	Santa Clara, CA	2012	Prototyping	No	No	Not Available		No		No	Not Available
MOMENTUM	Malvern, PA	2012	Fleet demos	No	No	Not Available		No		No	Not Available
WAVE	Salt Lake City, UT	2012	Bus demos	No	No	Not Available		No		No	Not Available
WITRICITY	Watertown, MA	2007	Licensing lab designs	No	No	Not Available		No		No	Not Available
PLUGLESS POWER	Richmond, VA	2009	Dormant	No	No	Not Available		No		No	Not Available

Note: based on publicly available information.

SAE J2954: International and universal standard for interoperability and safe operation of wireless EV Charging.

UL 2750: International and universal safety certification for wireless EV charging production, marketing and sales.

IATF 16949: International certification for automotive quality management systems required to sell and distribute automotive grade equipment.

ISO 9001: International certification for automotive quality management systems required to sell and distribute automotive grade equipment.

OCCP: International communications protocol and certification for EV charging infrastructure back office communication standardization.

ISO 15118: International communications protocol and certification for EV charging infrastructure to grid communication standardization.

HEVO met the SAE J2954 requirements in January 2020



Vehicle Front View
Inside the vehicle, HEVO was tested to have less than 1 μT, a value that is naturally found in ambient environments.
≤ 1 (μT)
Vehicle Assembly (VA)
This area is protected by the Guardian Detection device
≤ 15 μT
≤ 5 μT
≤ 1.5 μT
≤ 2 mT
Ground Assembly (GA)

SAE J2954 Tested Electromagnetic Field Measurements



1.5 (μT)

SAE J2954 permits a maximum of 15 microtesla (μT) around the periphery of the vehicle wheelbase. HEVO tested 10x below by an SAE selected laboratory in January 2020.

SAE INTERNATIONAL

SOCIETY OF AUTOMATIVE ENGINEERING

Created in January 2012, SAE J2954 is a task force of over 100 members comprising of major automakers, Tier 1 suppliers, energy companies, EV charging companies and developers of wireless electric vehicle charging (WEVC) technologies that are responsible for the development and approval of a single, unified global wireless power transfer (WPT) standard. In January 2020, HEVO successfully tested SAE J2954 interoperability with a WPT competitor, while also successfully testing below the threshold limits of the SAE approved standard for electromagnetic field (EMF) and electromagnetic interference (EMI) at an SAE J2954 selected testing laboratory in Austin, TX. In 2020, the SAE J2954 task force shall publicly publish the standard, for which HEVO shall be referenced as a conforming technology.

TDK TDK Test Services

1101 Cypress Creek Road • Cedar Park, Texas 78613 USA • Phone +1-512-258-9471 www.tdkrfsolutions.com

The HEVO system was tested to WPT2 limits as defined by SAE J2954 in one of the possible maximum offset conditions. Magnetic field measurements were made in the X, Y, and Z axes using a calibrated 60 cm loop antenna while rotating the system 360° in azimuth to determine the maximum angle of emissions. All frequencies that were investigated were passing the proposed SAE J2954 limit. The system was also tested for EMF exposure as defined by SAE J2954 and passed the limit proposed by SAE J2954. While both the EMC and EMF testing yielded satisfactory results, this will need to be followed up and re-confirmed with more comprehensive testing. In addition, remaining test requirements from the applicable standards are also needed to complete EMC requirements for WPT on EV's.

James Wooten, TTS Lab Manager

UL 2750 safety certification

August 2020: HEVO completes UL 2750 certification testing for their introductory product – REZONANT E8



UL 2750 is the required global safety certification for any commercializing SAE J2954 technology. All wireless electric vehicle charging (WEVC) products must undergo UL 2750 testing to meet universally accepted electrical, environmental and fire safety standards. UL 2750 certifying tests are performed at Nationally Recognized Testing Laboratories (NRTLs) to ensure the highest level of analysis in examining the performance and durability of WEVC technologies. Upon successful completion of testing at the NRTL facilities, the WEVC production facility and assembly process must also be audited by UL officials to ensure the quality of manufacturing and conformity to UL requirements before being awarded the UL certification. Upon achieving the certification, UL officials will continue quarterly unannounced audits of the production facilities and manufacturing process in order to ensure UL 2750 conformity through the lifecycle of the WEVC product. In 2020, HEVO became one of only two companies in the world to complete UL 2750 testing for WEVC.



August 18, 2020

Attn: Jeremy McCool
Hevo
102 Commerce St
Brooklyn, NY

Our Reference:	File E508728, Project Number 4789062313
Your Reference:	E508728-CCN: FFYA: Outline of Investigation for Wireless Power Transfer Equipment for Electric Vehicles
Subject:	Status Letter of Hevo's Model X8 Wireless Charger

Dear Jeremy:

This letter report is being provided to summarize the testing activities completed to date. A copy of the Test list is provided below for your reference with notes of what testing was completed or still awaiting testing to be conducted.

UL 2750 TESTS			
Clause	Test	Status	Comments
41	Power Input Test	Completed	
44	Temperature test	Completed	
	Temperature test	Completed	Testing on revised construction
46	Dielectric Withstand	Completed	3/11
46.2	Maximum Voltage Measurements	Completed	
47.3	Transformer Overload test	Completed	3/10 at Hevo
47.5	Forced Ventilation Test	Completed	
47.6	Component Faults	Completed	
49	Grounding Impedance test	Completed	
50	Impact test	Completed	Week of March 23rd
51	Vehicle Driveover	Completed	
55.2	Bonding Conductor – Current test	--	Waived due to use of R/C XCFR2 Ground Terminal and wiring with same gauge as supply
55.3	Bonding Conductor – Limited Short Circuit test	--	Waived due to use of R/C XCFR2 Ground Terminal and wiring with same gauge as supply
56	Mounting Means	Completed	3/12
57	Mold Stress	Completed	3/16
58	Chemical Exposure test – Ground Coil	Completed	

UL LLC
1285 Walt Whitman Road, Melville, NY 11747-3081 USA
T: 631.271.6200 / F: 631.271.8259 / W: UL.com

59	Type 4 Hosedown test	Completed	Inverter and Ground Coil – Type 4 testing completed 3/12
UL50E 8.13	Gasket Compression	Completed	May 26th
UL50E 8.13	Gasket Tensile Strength and Elongation	Completed	May 26th

As we have completed the testing, I will be working on completing the documentation to submit for review which will then initiate the initial production inspection.

We appreciate the opportunity to be your business partner and preferred service provider. If you have any additional questions or comments about this process, feel free to contact me.

Your business is very important to us and if there is any additional information that we may provide to you about the investigation or UL's other services, please do not hesitate to contact us.

Sincerely,

Joseph Rodriguez
Staff Engineer
Energy Systems and eMobility

Intellectual property protection

Patent Title	Coverage	Status	Priority Date	Approval Date	Expiration
Systems and Mobile Application for Electric Wireless Charging Stations	United States	Approved	March 23, 2012	October 24, 2017	20 Years
Inverter Enclosure	United States	Approved	October 21, 2016	March 27, 2018	March 27, 2033
Detecting and Deterring Foreign Objects and Living Objects at Wireless Charging	United States	Approved	May 01, 2017	November 13, 2018	May 01, 2037
Resonant Inverter Topology, Wireless Charger and Control Method	United States	Approved	February 19, 2014	August 13, 2019	March 09, 2036
Parking Alignment Sequence For Wirelessly Charging An Electric Vehicle	United States	Approved	October 21, 2016	August 06, 2019	October 21, 2036

Wireless EV charging presents significant cost advantages to wired systems

HEVO Rezonant Level 2 system

HEVO 8-11 kW Wireless Charging System			
Quantity	Target Price	Ground Assembly Price	Vehicle Assembly Price
100	$9,575	$7,660	$1,915
101 - 1,000	$5,050	$4,040	$1,010
1,001 - 10,000	$2,525	$2,020	$505
> 10,000	$2,275[1]	$1,820	$455

11kW Wireless System		Dimensions (cm)					Mass (kg)
Vehicle Assembly	Vehicle Pad	50	x	54	x	3	11kg
	Battery Adaptor	30	x	26	x	10	
Ground Assembly	Power Pad	92	x	89	x	4.5	42kg
	Power Station	66	x	40	x	17	22kg

Hevo Rezonant fast charging system

HEVO 300kW Wireless Charging System (Production Target Q1 2024)			
Quantity	Target Price	Ground Assembly Price	Vehicle Assembly Price
100	$100,000	$98,000	$2,000
101 – 1,000	$75,000	$73,500	$1,500
1,001 – 10,000	$50,000	$49,000	$1,000

Up to 300kW Wireless System		Dimensions (cm)					Mass (kg)
Vehicle Assembly	Vehicle Pad	50	x	50	x	3	35kg
	Battery Adaptor	46	x	32	x	16	
Ground Assembly	Power Pad	100	x	100	x	6	64kg
	Power Station	92	x	62	x	30	32kg

Plug-in vs. wireless cost and efficiency comparison

Price Efficiency Comparison – Wired and Wireless EV Charging Systems				
	Plug-in System[2]		Wireless System	
System Power (kW)	Avg. Price (USD)	Avg. Price/kW (USD/kW)	Target Price (USD)	Target Price/kW (USD/kW)
6.6 – 11	500 – 2,275	75 – 284	2,275*	284*
25	7,500 – 10,000	300 – 400	10,000	400
50	17.5k – 35.8k	350 - 716	20,000	400
100	36k – 100k	360 – 1,000	35,000	350
300 – 400	48k – 150k	137 - 429	50,000**	143**

1. OEMs are focused on per-unit pricing of $2,500 or less
2. Market research

*Price and Price/kW apply to 8kW wireless system
**Price and Price/kW apply to 300kW wireless system
*Wired data source

Efficiency comparative analysis (grid-to-battery)





Vision

Be the global unifying network for interoperable, ubiquitous EV charging

2022 Goals

In 2022 we aim to:

- Relocate HQ to >10x size of Brooklyn facilities

- Launch the Journey app

- Engage 2-5 auto OEMs and/or Tier 1s on internal projects or tech review for future factory built-in wireless solution

- Engage in 2-5 fleet projects or tech review for large follow-up orders

- Secure 2-5 aftermarket distributor agreements for fleet/consumer wireless solutions

- Recruit up to 15 new personnel for ops, engineering, BD

- Certify and commercialize 11kW system and pre-certify 25kW and V2G platforms

Go-to-market strategy

PHASE 1 2020-2021
TRACTION

- Rezonant E8 production hard tooling ordered and setup for mass production quantities
- Introduction of Rezonant E8 (Gen 1) and open aftermarket pre-purchasing by end of 2020 for first 142 certified units to be delivered in 2021
- HEVO Mobile App released on iOS and Android OS stores mid-2021 prior to delivery of first commercial systems
- First batch of UL and ISO 9001 certified units shipped for installation in 3Q 2021
- 2021 and beyond production quotas set with pre-purchasing opened for next ~2,000 units by 2022
- Aftermarket sales expansion into new regional markets in U.S., Europe and APAC

PHASE 2 2021-2023
GROWTH

- Introduction of Rezonant E8 and E24 next generational products for aftermarket sales in all regions
- IATF 16949 certification obtained and first automaker order received with PPAP requirements
- Financing options opened for aftermarket fleet and consumer in specific markets
- In-network subscription models released for commuters and fleets with monthly and annual pricing models in the U.S. market
- Business development and sales expansion into new regional U.S., Europe and APAC markets

PHASE 3 2023-2025
TRANSITION

- Introduction of Vehicle-to-Grid technologies for aftermarket and automaker option sales in all global locations
- First OEM production vehicles with HEVO wireless technology publicly released
- Project financing expanded into new regional and international markets
- In-network subscription models released for commuters and fleets with monthly and annual pricing models in specific markets
- Business development and sales expansion into MEA and South American markets

PHASE 4 2025-2030
CONSOLIDATION

- Introduction of Dynamic Charging (Gen 1) for specified projects targeting fleets
- Over 33% of new production vehicles are equipped with HEVO wireless technology
- Project financing expanded into new regional and international markets
- Business development and sales expansion into new regions

Applications for HEVO's unique creativity and passion

- Automation of business models and use cases such as route planning and dynamic charging travel lanes
- Seamless integration with autonomous vehicles and renewable energy for optimized grid management
- Increase EV adoption by disabled and senior drivers potentially hindered by heavy cables and cords
- Opportunistic route charging for buses, taxis and fleets improves air quality and optimizes grid utilization

Investors

$10.4M raised to date

HEVO has raised $10.4M to date, with approximately **$8.0M** in dilutive equity capital and **$2.4M** in grant funding. We've raised capital from numerous notable investors and donors, including Veteran Affairs Award, NYSERDA Award, and the CyCLE Award.

Funding milestones


Total Investment: Approx. $8.0M
Total Grants Received: Approx. $2.4M
$50k Veteran Affairs Award
$20k Cleantech Open Award
$241k NYSERDA Award
$150k Power Bridge Award Awarded to NYU
£150k Global Innovation Initiative Award Awarded to NYU
€150k INCENSe Award
$500k NYSERDA Award
$750k Seed Investment
$500k NYSERDA Award
$85k CyCLE Award
$1.75M+ Convertible Note
$250k NYSERDA Award
$2M+ Convertible Note
$3.8M Series A-1

Founders

Veteran-founded



Jeremy McCool

Founder & CEO Following a 15-month tour in Baghdad as a U.S. Army officer, **Jeremy McCool** made a personal pledge to reduce global dependence on foreign and fossil fuels. Upon exiting the military, Jeremy entered Columbia University's School of International and Public Affairs (SIPA) and completed his MPA with a focus in urban policy and sustainability. During his final year at Columbia, Jeremy founded HEVO in November 2011, with the vision of creating the global standard for universal and ubiquitous electric vehicle wireless charging.

Team



	JP Yorro	Chief Financial Officer
	Jeremy McCool	Founder
	Umer Anwer	Chief Technology Officer
	Sameer Rashid	Chief Operating Officer
	Vincent Ngo	Director of Manufacturing and Operations
	Sandeep Dhariwal	Controller

Perks

FAQ

| **What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?** | Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering. |
| **How do I earn a return?** | We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here. |



Company Name	HEVO Inc.
Logo	
Headline	Wireless EV charging: certified hardware + software commercially available today
Slides	

Tags	Coming soon, Startups, $10M+ raised, EV, B2B2C, Renewable energy, Eco

Pitch text	## Summary

- Wireless EV charging system meeting UL and SAE standards
- Tier 1 agreement paves way for software installation on thousands of EVs
- Robust IP portfolio featuring 21 patent families
- Successful pilots with major global auto and energy companies
- Efficient cost structure, significantly below all competitors
- Revenue projected to exceed $500M by 2025

Problem

Plugin EV charging has critical limitations

Competing connectors
Plugin charging lacks a universal protocol, with many charging locations requiring more than three different connector types.

Fueling cost
Pay-as-you-go chargers are often expensive, with opaque pricing structures; free charging is typically slow and over-utilized.

Fragmented networks
There is limited interoperability between networks, requiring multiple accounts, apps, keycards, & RFID fobs to access and pay.

Limited scalability
Plug-in charging does not easily scale with forecast global EV adoption, and is not suited for autonomous EVs.

—

The bottom line:
Plug-in charging is a bottleneck for EV adoption
and for the growth of the EV industry

—

Solution

A wireless EV charging network

HEVO is building the global wireless charging standard for electric vehicles— providing users with a simple charging experience and a complete, integrated EV transportation app.

Exceptional convenience

- ✓ Wireless chargers are universally adaptable
- ✓ HEVO chargers work seamlessly with any wireless charging equipped EV
- ✓ Charging hardware is compact, easy to install, and easy to maintain
- ✓ Customers never need to leave the car, increasing overall safety and comfort
- ✓ Mobile app integrates seamlessly with both wired and wireless charging networks

Designed for scale

- ✓ Universal adaptability across all types of EVs
- ✓ Eliminates bulky wires, making it an ideal solution for dense urban zones
- ✓ Mission critical technology for the pending roll-out of autonomous EVs

Highly cost-efficient

- ✓ Highly efficient cost structure, significantly below all wireless competitors
- ✓ Low maintenance costs, no external plugs that are susceptible to wear and tear
- ✓ Less reliance on expensive raw material inputs given wireless capabilities

In short, our wireless charging standard will enable us to create a durable, scalable network that supports widespread EV and autonomous vehicle adoption.

Product

A complete hardware and software solution

HEVO's core product is a hardware and software solution for electric vehicle charging called Rezonant E8. It's comprised of four main components:

- **Power station**—wall- or pole-mounted with the option to offer integrated wireless and plugin Level 2 charging (Level 2 charging stations plug into a 240V outlet--like a clothes dryer or oven--and deliver more power to the car to charge it faster).
- **Vehicle assembly** (Wireless Battery Adapter and Wireless Vehicle Pad)—can be installed on any EV
- **Wireless power pad**—mounted onto or embedded into the ground
- **App and cloud platform**—synchronizes parking alignment, bill pay, charging analytics, and other key user services


Introduction: HEVO Wireless Equipment and Full-Stack Software
POWER STATION
The Power Station is grid-connected to standard AC or DC power sources. The assembly can be wall-mounted or installed on a pole mount supplied by HEVO. The Power Station also offers hybrid charging solutions with integrated wireless and plugin Level 2 options (e.g. J1772 Type 1 or J1772 Type 2 Mennekes). The Power Station is standard equipped with a certified revenue grade energy meter, security camera and gateway (GPS/LTE/4G/WiFi/LAN).
Cloud & API
WiFi (Encrypted TCP/IP)
APP & CLOUD
Synchronizes station reservation, parking alignment, wireless bill pay, alerts and key charging analytics that are seamlessly connected to the cloud for remote access and control while journey planning and turn-by-turn navigation optimizes the EV driving experience for users.
GUARDIAN DETECTION
Mounted either to a wall or on the pole mount, this high-resolution thermal imaging device detects foreign objects, enables Power Station safe mode and sends using message alerts informing them of the detected objects.
WIRELESS BATTERY ADAPTER
Discretely located near the vehicle plugin ports, the Battery Adapter supplies 350-450 VDC to the battery and interfaces with the battery management system (BMS).
WIRELESS VEHICLE PAD
Centered-mounted between the two front tires on the chassis, the Vehicle Pad captures the wireless power transferred from the Power Pad and serves as the vehicle parking alignment sensor.
WIRELESS POWER PAD
Designed to be mounted onto or embedded into the ground, the Power Pad resonates at 85 kHz and is equipped with parking alignment sensors for accurately aligning the vehicle.
CONFIDENTIAL | HEVO.COM

HEVO's software product for end users also works like a replacement for Maps and Waze, and includes route planning, pricing, reservations, and other travel features. This integrated approach allows us to build our user base and community, acting as a lead generation tool.

A seamless user experience

Turn-by-Turn Navigation


9:41 AM
Ngo St
Anwer Lane
8
7
Ngo St
Anwer Lane
Ngo St
ChargeShack
Closing 6:00p · 1h 15m away · ★4.8

EV specific mapping and turn-by-turn navigation with route planning, pricing, reservations, filters and other features offered exclusively by HEVO

Wireless Charging Ready


9:41
Cancel
Align your vehicle
Report

Built with the future in mind, this app is ready with wireless charging parking alignment assistance and features that complete the hands-free experience

Remote Access and Operability


9:41
Charging in progress
Report
96%
0h 12m 25s
estimated time remaining
6.2 kW
power input
18.6 mi
gained
$2.98
running total
Stop Charging

Remotely start and stop the charging process while accessing real-time charging data like state-of-charge, power input and charging costs on the fly

Account Management


9:41
Completed Session
Statistics
Miles gained
21 mi
Power gained
6 kWh
CO2 emissions saved
8,887 g
Fuel saved
1 gal.
About
Times Square
New York, NY
1 h and 0 min
$3.25

Effortlessly add vehicles, payment options and manage charging networks with wirelessly bill pay options, receipts and remote access to your charging statistics

10 key tech features



IOT-ENABLED ①

Network connected with GPS, WiFi, LTE and Ethernet options for remote management, proactive analytics, over-the-air updates and interconnectivity with other EV charging apps via the HEVO API

MULTI-PAYMENT OPTIONS ②

Pay-as-you-go and membership customers can start charging by using their mobile app, tapping their security chipped cards, mobile pay or by phoning in

BUILT-IN ENERGY METER ③

Certified revenue-grade energy meter enabling real-time payments for electricity and end-to-end efficiency management

WEB CONNECTED CAMERA ④

In-built camera for added security, parking site management, wireless charging alignment assistance and reservation management

UV SAFE LED DISPLAY ⑤

1-million-hour life and 1.6M color RGB spectrum visible from distances up to 40 feet and 120 degree viewing angles in direct sunlight that provides key charging details like availability, pricing and charging statistics

COMPETITIVELY PRICED ⑥

Cost competitive with Level 2 chargers even without financing

LEVEL 2 PLUGIN CHARGING OPTION ⑦

Option to include a wired port or cable to service non-wireless drivers



10 JOURNEY PLANNING
UX/UI key features including trip planning, booking management, payments and sophisticated range estimation algorithms

9 NETWORK MANAGEMENT
Network OS manages integration, booking, security, authentication, and back office reconciliation

SMART-EST EV CHARGING 8
Web and mobile apps display highly valuable insights during charging that are not readily available by other EV charging software platforms (e.g. state of charge, costs during usage, charge time remaining, upcoming reservations, etc.)

Traction

Significant traction with OEM manufacturers and Tier 1 suppliers

—

Completed pilots

The company has completed several pilot projects with leading multinational companies. They have either executed or are finalizing formal agreements with global automakers and Tier I auto industry suppliers—creating a potential path for

the Company's platform to become the industry standard for hundreds of thousands of EVs.

Manufacturing and shipment of the company's commercial product commenced in 2021, and management is preparing to scale production beginning in 2022. Company revenue projections exceed $500M by 2025.

Technology timeline


First Pilots Started
2012
Research Begins
University Lab
2013
Prototypes
University Lab
2014
Research
University Lab
2015
Prototypes
Alpha
2016
Prototypes
Beta
Becomes First Safety Certified and Auto Qualified Wireless EV Charging Technology in the World
2017
Pilots & Refinement
2018
Pilots & Refinement
2019
UL & SAE Testing Kickoff
2020
SAE Qualification
UL Certification
ISO Certification
2021
Brooklyn Micro Factory (small-batch serial production)

Recent press

- Credit Suisse equity research report features HEVO as cleantech company to watch
- HEVO named Oak Ridge National Laboratory's commercialization partner for wireless EV charging
- HEVO, Bosch, Ford and Enterprise unveil automated rental car operations and parking integrated with wireless charging
- Michigan Rep. Lawrence introducing bill to fund wireless EV charging
- Axios: Dynamic In-road Wireless Charging for EVs

Financial overview

HEVO is on path for **accelerated revenue and EBITDA generation** through its unique business model and state-of-the-art products.

Revenue ($MM)



Gross Profit ($MM)



EBITDA ($MM)



EBITDA - CAPEX ($MM)



—

Income statement

—

($MM)	2022	2023	2024	2025	2026
Total Revenue	$1.5	$28.9	$79.6	$261.3	$523.1
(-) Total COGS	($1.2)	($20.4)	($51.0)	($168.0)	($328.5)
Gross Profit	$0.3	$8.5	$28.6	$93.4	$194.6
(+) Grant Income	$0.1	$0.5	$0.8	$1.0	$1.3
(-) Total Expenses	($5.2)	($21.3)	($36.7)	($49.2)	($68.5)
EBITDA	**($4.8)**	**($12.4)**	**($7.3)**	**$45.1**	**$127.4**
(-) Depreciation & Amortization	($0.1)	($0.3)	($0.7)	($1.2)	($1.2)
EBIT	($4.9)	($12.7)	($8.0)	$44.0	$126.1
(-) Interest Expense	($0.0)	–	–	–	–
(-) Taxes	–	–	–	($5.5)	($37.8)
Net Income	**($5.0)**	**($12.7)**	**($8.0)**	**$38.5**	**$88.3**

Customers

Addressing an unmet need in the EV charging market

The pathway to mass adoption of EVs and the accompanying significant reduction in CO2 emissions is a simple, frictionless EV driver experience.

Amongst those who do not own or drive an electric vehicle,

29%

want wireless charging even though a commercial system is not yet available in the market.

SOURCE: *"THE STATE OF ELECTRIC VEHICLES IN AMERICA"*

VOLVO STUDY OF NON-EV OWNERS:
Survey Results Show Availability & Convenience of Charging Must Improve Dramatically.

1. More charging stations (61%)
2. Same price as a traditional vehicle (57%)
3. Government financial incentives (41%)
4. Trying it for 30 days before buying it (40%)
5. Manufacturer providing a gasoline or hybrid car to switch out (32%)
6. Charging the vehicle wirelessly (29%)
7. Styling similar to traditional vehicles (26%)

Fleets

Fleets represent a significant near-term opportunity for the company. HEVO is actively engaging with taxi, delivery, public transportation, rental and other fleets for the aftermarket retrofit of vehicle assemblies and deployment of wireless charging stations.

Certified Partners

Our certified partners are the installers of EV charging infrastructure for charging networks in the US, EU and Australia. Certified partners purchase EV wireless charging systems from HEVO wholesale, and then sell those systems retail to their customers. Please see the business model section for additional information.

Automakers

HEVO is in the RFI/RFP process with multiple global automotive OEMs and Tier 1 automotive suppliers. HEVO's goal is to nurture these relationships and pave the way for HEVO's wireless charging vehicle-side equipment to be factory built into multiple EV makes and models.

E-Commerce

Working with dealership networks, HEVO will eventually offer an aftermarket retrofit solution to any EV driver that wants to go wireless.

Business Model

OEM lease and subscription recurring revenue opportunity

B2B Model for Fleets and Customers

While EV drivers and fleets are the ultimate end-users of HEVO products, our direct customers are our certified distributors and Automotive OEMs.

HEVO is partnering with leading OEMs to develop a **unique leasing program** that will enable EV buyers to lease HEVO equipment directly from the manufacturer with no upfront costs.

—

Lease program overview

1. HEVO chargers will be offered directly through OEM's as a factory-installed option on new battery electric vehicle ("BEV") sales. Rather than charging the customer upfront, the cost of the wireless charging hardware can be financed through a leasing option

2. This program will be fully funded by a third-party strategic capital provider, who in return will receive a portion of the monthly lease payments. This will enable the OEM to offer HEVO's wireless charging products with no upfront costs

3. HEVO will train OEM technicians at participating dealerships and mechanic shops on hardware installation and maintenance in order to provide best-in-class service and ongoing product support throughout the duration of a customer's lease

5. Purchasers of new BEVs will have the option to receive fully-installed HEVO wireless chargers as a factory option at no upfront cost, along with a subscription to HEVO's public charging network

6. The monthly lease payments will be used to provide a return to the strategic capital partner, a revenue share for the participating OEM, and to cover the costs of HEVO's charging hardware and associated installation costs

—

Lease program benefits

✓ **Leases can be structured to match the lease term of new vehicles**

✓ **Fully-financed lease option with no upfront costs to the customer or OEM**

✓ **Trained HEVO technicians provide product installation and ongoing support throughout the life of the lease**

✓ **Instant access to HEVO's public charging network enhances network utilization**

✓ **OEM's participate in a revenue share of all leases sold**

—

"Certified Partner" business model mitigates uncertainty and reduces risks



Market

Wireless charging market analysis

—

$50B EV charging infrastructure opportunity by 2030

"Representing an estimated $50 billion of cumulative capital investment through 2030. On average, a level 2 charger used in a home costs less than $1000; one used in a workplace or in public can cost between $3000 and $5000. A DCFC starts at about $25,000 and, depending on the power capacity, can rise to more than $200,000 for each unit."

-"Charging Ahead: Electric Vehicle Infrastructure Demand" (McKinsey & Company)



Figure 1: Global EV fleet sizes by segment and market

Passenger EVs
E-buses and commercial EVs
Electric two- and three-wheelers
Million
China
Europe
U.S.
Other regions

Source: BNEF. Note: Two-wheelers includes mopeds, scooters and motorcycles, excludes e-bikes.

Figure 24: Cumulative global installed charging infrastructure by category: home and work, public, commercial – Economic Transition Scenario

Home and work
Public
E-bus and truck
Millions of connectors
7-22kW
7-22kW work
50kW
150kW
350kW
1,000kW

Source: BNEF. Note: Light commercial EVs are considered within home and public infrastructure.

—

Wireless vehicle charging TAM

Based on HEVO's involvement in the RFI/RFQ process with multiple OEMs and Tier 1s regarding wireless charging integration, HEVO estimates that more than **2 million** EVs will have SAE J2954 approved wireless hardware installed by 2025.

HEVO expects the number of EVs with wireless hardware installed to greatly exceed **10 million** by 2030, and approach **50 million** by 2035.

Competition

Positioned to become a global leader of wireless EV charging



Commercial-Ready	Compatible and Inter-operable	Market Leading Price	Peace-of-Mind	Scale-Ready
HEVO will bring a fully certified wireless EV charging system that includes comprehensive software and a revenue-grade electricity meter to market	HEVO has developed a patented and market defining, universal platform that is SAE J2954 compatible and OCPP-ready.	HEVO pricing projections are highly competitive — including versus plugin charging.	24/7 system monitoring and remote diagnostics provide proactive maintenance and assures EV charging readiness to minimize costly down time.	HEVO and its partners are preparing manufacturing to meet safety and automotive production requirements while expanding capacity by orders of magnitude in 2022, 2023, and 2024.

HEVO introduced a certified, commercial-ready product and software platform. We **began shipping certified units in mid-2021.**

In January 2020, HEVO successfully tested below the required EMI-EMF thresholds set by the then newly established SAE J2954 (global wireless EV charging standard).

In August 2020, we completed UL 2750 certification, the required global safety certification for any commercializing SAE J2954 technology.



Commercialization requirements for wireless EV charging

| Company | HQ Location | Development Start Date | Status | Commercializing Requirements for Wireless EV Charging | | | | | | | |
				SAE J2954 Qualified	UL 2750 Certified	IATF 16949	ISO 9001	OCPP Compliant	ISO 15118	Software Platform	Plugin Add-On
	Brooklyn (2013-Present)	Dec 2012	Low-volume Serial Production	Yes	Yes	Compliance Pending 2023	Certification Pending 2022	OCPP 1.6	Pending	Yes	Available
KAIST	Daejeon, S. Korea	2010	Prototyping	No	No	Not Available		No		No	Not Available
LUMEN	Victoria, Australia	Qualcomm Halo Licensee	Commercializing	No	Yes	Likely Pending		No		No	Not Available
MOJO	Santa Clara, CA	2012	Prototyping	No	No	Not Available		No		No	Not Available
MOMENTUM	Malvern, PA	2012	Fleet demos	No	No	Not Available		No		No	Not Available
WAVE	Salt Lake City, UT	2012	Bus demos	No	No	Not Available		No		No	Not Available
WITRICITY	Watertown, MA	2007	Licensing lab designs	No	No	Not Available		No		No	Not Available
PLUGLESS POWER	Richmond, VA	2009	Dormant	No	No	Not Available		No		No	Not Available

Note: based on publicly available information.

SAE J2954: International and universal standard for interoperability and safe operation of wireless EV Charging.

UL 2750: International and universal safety certification for wireless EV charging production, marketing and sales.

IATF 16949: International certification for automotive quality management systems required to sell and distribute automotive grade equipment.

ISO 9001: International certification for automotive quality management systems required to sell and distribute automotive grade equipment.

OCCP: International communications protocol and certification for EV charging infrastructure back office communication standardization.

ISO 15118: International communications protocol and certification for EV charging infrastructure to grid communication standardization.

—

HEVO met the SAE J2954 requirements in January 2020



Vehicle Front View
Inside the vehicle, HEVO was tested to have less than 1 µT, a value that is naturally found in ambient environments.
≤ 1 (µT)
Vehicle Assembly (VA)
This area is protected by the Guardian Detection device
≤ 15 µT
≤ 5 µT
≤ 1.5 µT
≤ 2 mT
Ground Assembly (GA)

SAE J2954 Tested Electromagnetic Field Measurements



1.5 (µT)

SAE J2954 permits a maximum of 15 microtesla (µT) around the periphery of the vehicle wheelbase. HEVO tested 10x below by an SAE selected laboratory in January 2020.

SAE INTERNATIONAL **SOCIETY OF AUTOMATIVE ENGINEERING**

Created in January 2012, SAE J2954 is a task force of over 100 members comprising of major automakers, Tier 1 suppliers, energy companies, EV charging companies and developers of wireless electric vehicle charging (WEVC) technologies that are responsible for the development and approval of a single, unified global wireless power transfer (WPT) standard. In January 2020, HEVO successfully tested SAE J2954 interoperability with a WPT competitor, while also successfully testing below the threshold limits of the SAE approved standard for electromagnetic field (EMF) and electromagnetic interference (EMI) at an SAE J2954 selected testing laboratory in Austin, TX. In 2020, the SAE J2954 task force shall publicly publish the standard, for which HEVO shall be referenced as a conforming technology.



TDK TDK Test Services

1101 Cypress Creek Road • Cedar Park, Texas 78613 USA • Phone +1-512-258-9471 www.tdkrfsolutions.com

The HEVO system was tested to WPT2 limits as defined by SAE J2954 in one of the possible maximum offset conditions. Magnetic field measurements were made in the X, Y, and Z axes using a calibrated 60 cm loop antenna while rotating the system 360° in azimuth to determine the maximum angle of emissions. All frequencies that were investigated were passing the proposed SAE J2954 limit. The system was also tested for EMF exposure as defined by SAE J2954 and passed the limit proposed by SAE J2954. While both the EMC and EMF testing yielded satisfactory results, this will need to be followed up and re-confirmed with more comprehensive testing. In addition, remaining test requirements from the applicable standards are also needed to complete EMC requirements for WPT on EV's.

James Wooten, TTS Lab Manager

—

UL 2750 safety certification



August 2020: HEVO completes UL 2750 certification testing for their introductory product – REZONANT E8

UL 2750 is the required global safety certification for any commercializing SAE J2954 technology. All wireless electric vehicle charging (WEVC) products must undergo UL 2750 testing to meet universally accepted electrical, environmental and fire safety standards. UL 2750 certifying tests are performed at Nationally Recognized Testing Laboratories (NRTLs) to ensure the highest level of analysis in examining the performance and durability of WEVC technologies. Upon successful completion of testing at the NRTL facilities, the WEVC production facility and assembly process must also be audited by UL officials to ensure the quality of manufacturing and conformity to UL requirements before being awarded the UL certification. Upon achieving the certification, UL officials will continue quarterly unannounced audits of the production facilities and manufacturing process in order to ensure UL 2750 conformity through the lifecycle of the WEVC product. In 2020, HEVO became one of only two companies in the world to complete UL 2750 testing for WEVC.



August 18, 2020

Attn: Jeremy McCool
Hevo
102 Commerce St
Brooklyn, NY

Our Reference: File E508728, Project Number 4789062313
Your Reference: E508728-CCN: FFYA: Outline of Investigation for Wireless Power Transfer
                      Equipment for Electric Vehicles
Subject: Status Letter of Hevo's Model X8 Wireless Charger

Dear Jeremy:

This letter report is being provided to summarize the testing activities completed to date. A copy of the Test list is
provided below for your reference with notes of what testing was completed or still awaiting testing to be
conducted.

UL 2750 TESTS			
Clause	Test	Status	Comments
41	Power Input Test	Completed	
44	Temperature test	Completed	
	Temperature test	Completed	Testing on revised construction
46	Dielectric Withstand	Completed	3/11
46.2	Maximum Voltage Measurements	Completed	
47.3	Transformer Overload test	Completed	3/10 at Hevo
47.5	Forced Ventilation Test	Completed	
47.6	Component Faults	Completed	
49	Grounding Impedance test	Completed	
50	Impact test	Completed	Week of March 23rd
51	Vehicle Driveover	Completed	
55.2	Bonding Conductor – Current test	--	Waived due to use of R/C XCFR2 Ground Terminal and wiring with same gauge as supply
55.3	Bonding Conductor – Limited Short Circuit test	--	Waived due to use of R/C XCFR2 Ground Terminal and wiring with same gauge as supply
56	Mounting Means	Completed	3/12
57	Mold Stress	Completed	3/16
58	Chemical Exposure test – Ground Coil	Completed	

UL LLC
1285 Walt Whitman Road, Melville, NY 11747-3081 USA
T: 631.271.6200 / F: 631.271.8259 / W: UL.com

59	Type 4 Hosedown test	Completed	Inverter and Ground Coil – Type 4 testing completed 3/12
UL50E 8.13	Gasket Compression	Completed	May 26th
UL50E 8.13	Gasket Tensile Strength and Elongation	Completed	May 26th

As we have completed the testing, I will be working on completing the documentation to submit for review which will then initiate the initial production inspection.

We appreciate the opportunity to be your business partner and preferred service provider. If you have any additional questions or comments about this process, feel free to contact me.

Your business is very important to us and if there is any additional information that we may provide to you about the investigation or UL's other services, please do not hesitate to contact us.

Sincerely,

Joseph Rodriguez
Staff Engineer
Energy Systems and eMobility

—

Intellectual property protection

Patent Title	Coverage	Status	Priority Date	Approval Date	Expiration
Systems and Mobile Application for Electric Wireless Charging Stations	United States	Approved	March 23, 2012	October 24, 2017	20 Years
Inverter Enclosure	United States	Approved	October 21, 2016	March 27, 2018	March 27, 2033
Detecting and Deterring Foreign Objects and Living Objects at Wireless Charging	United States	Approved	May 01, 2017	November 13, 2018	May 01, 2037
Resonant Inverter Topology, Wireless Charger and Control Method	United States	Approved	February 19, 2014	August 13, 2019	March 09, 2036
Parking Alignment Sequence For Wirelessly Charging An Electric Vehicle	United States	Approved	October 21, 2016	August 06, 2019	October 21, 2036

Wireless EV charging presents significant cost advantages to wired systems

—

HEVO Rezonant Level 2 system

HEVO 8-11 kW Wireless Charging System			
Quantity	Target Price	Ground Assembly Price	Vehicle Assembly Price
100	$9,575	$7,660	$1,915
101 - 1,000	$5,050	$4,040	$1,010
1,001 - 10,000	$2,525	$2,020	$505
> 10,000	$2,275[1]	$1,820	$455

11kW Wireless System		Dimensions (cm)					Mass (kg)
Vehicle Assembly	Vehicle Pad	50	x	54	x	3	11kg
	Battery Adaptor	30	x	26	x	10	
Ground Assembly	Power Pad	92	x	89	x	4.5	42kg
	Power Station	66	x	40	x	17	22kg

—

Hevo Rezonant fast charging system

HEVO 300kW Wireless Charging System (Production Target Q1 2024)			
Quantity	Target Price	Ground Assembly Price	Vehicle Assembly Price
100	$100,000	$98,000	$2,000
101 – 1,000	$75,000	$73,500	$1,500
1,001 – 10,000	$50,000	$49,000	$1,000

Up to 300kW Wireless System		Dimensions (cm)					Mass (kg)
Vehicle Assembly	Vehicle Pad	50	x	50	x	3	35kg
	Battery Adaptor	46	x	32	x	16	
Ground Assembly	Power Pad	100	x	100	x	6	64kg
	Power Station	92	x	62	x	30	32kg

—

Plug-in vs. wireless cost and efficiency comparison

Price Efficiency Comparison – Wired and Wireless EV Charging Systems				
	Plug-in System[2]		Wireless System	
System Power (kW)	Avg. Price (USD)	Avg. Price/kW (USD/kW)	Target Price (USD)	Target Price/kW (USD/kW)
6.6 – 11	500 – 2,275	75 – 284	2,275*	284*
25	7,500 – 10,000	300 – 400	10,000	400
50	17.5k – 35.8k	350 - 716	20,000	400
100	36k – 100k	360 – 1,000	35,000	350
300 – 400	48k – 150k	137 - 429	50,000**	143**

1. OEMs are focused on per-unit pricing of $2,500 or less
2. Market research

*Price and Price/kW apply to 8kW wireless system
**Price and Price/kW apply to 300kW wireless system
*Wired data source

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Efficiency comparative analysis (grid-to-battery)





Vision

Be the global unifying network for interoperable, ubiquitous EV charging

2022 Goals

In 2022 we aim to:

- Relocate HQ to >10x size of Brooklyn facilities

- Launch the Journey app

- Engage 2-5 auto OEMs and/or Tier 1s on internal projects or tech review for future factory built-in wireless solution

- Engage in 2-5 fleet projects or tech review for large follow-up orders

- Secure 2-5 aftermarket distributor agreements for fleet/consumer wireless solutions

- Recruit up to 15 new personnel for ops, engineering, BD

- Certify and commercialize 11kW system and pre-certify 25kW and V2G platforms

Go-to-market strategy

PHASE 1 2020-2021
TRACTION

- Rezonant E8 production hard tooling ordered and setup for mass production quantities
- Introduction of Rezonant E8 (Gen 1) and open aftermarket pre-purchasing by end of 2020 for first 142 certified units to be delivered in 2021
- HEVO Mobile App released on iOS and Android OS stores mid-2021 prior to delivery of first commercial systems
- First batch of UL and ISO 9001 certified units shipped for installation in 3Q 2021
- 2021 and beyond production quotas set with pre-purchasing opened for next ~2,000 units by 2022
- Aftermarket sales expansion into new regional markets in U.S., Europe and APAC

PHASE 2 2021-2023
GROWTH

- Introduction of Rezonant E8 and E24 next generational products for aftermarket sales in all regions
- IATF 16949 certification obtained and first automaker order received with PPAP requirements
- Financing options opened for aftermarket fleet and consumer in specific markets
- In-network subscription models released for commuters and fleets with monthly and annual pricing models in the U.S. market
- Business development and sales expansion into new regional U.S., Europe and APAC markets

PHASE 3 2023-2025
TRANSITION

- Introduction of Vehicle-to-Grid technologies for aftermarket and automaker option sales in all global locations
- First OEM production vehicles with HEVO wireless technology publicly released
- Project financing expanded into new regional and international markets
- In-network subscription models released for commuters and fleets with monthly and annual pricing models in specific markets
- Business development and sales expansion into MEA and South American markets

PHASE 4 2025-2030
CONSOLIDATION

- Introduction of Dynamic Charging (Gen 1) for specified projects targeting fleets
- Over 33% of new production vehicles are equipped with HEVO wireless technology
- Project financing expanded into new regional and international markets
- Business development and sales expansion into new regions

Applications for HEVO's unique creativity and passion

- Automation of business models and use cases such as route planning and dynamic charging travel lanes
- Seamless integration with autonomous vehicles and renewable energy for optimized grid management
- Increase EV adoption by disabled and senior drivers potentially hindered by heavy cables and cords
- Opportunistic route charging for buses, taxis and fleets improves air quality and optimizes grid utilization

Investors

$10.4M raised to date

HEVO has raised $10.4M to date, with approximately **$8.0M** in dilutive equity capital and **$2.4M** in grant funding. We've raised capital from numerous notable investors and donors, including Veteran Affairs Award, NYSERDA Award, and the CyCLE Award.

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Funding milestones


Total Investment: Approx. $8.0M
Total Grants Received: Approx. $2.4M
$50k Veteran Affairs Award
$20k Cleantech Open Award
$241k NYSERDA Award
$150k Power Bridge Award Awarded to NYU
£150k Global Innovation Initiative Award Awarded to NYU
€150k INCENSe Award
$500k NYSERDA Award
$750k Seed Investment
$500k NYSERDA Award
$85k CyCLE Award
$1.75M+ Convertible Note
$250k NYSERDA Award
$2M+ Convertible Note
$3.8M Series A-1

Founders

Veteran-founded



Jeremy McCool

Founder & CEO Following a 15-month tour in Baghdad as a U.S. Army officer, **Jeremy McCool** made a personal pledge to reduce global dependence on foreign and fossil fuels. Upon exiting the military, Jeremy entered Columbia University's School of International and Public Affairs (SIPA) and completed his MPA with a focus in urban policy and sustainability. During his final year at Columbia, Jeremy founded HEVO in November 2011, with the vision of creating the global standard for universal and ubiquitous electric vehicle wireless charging.

Team

	JP Yorro	Chief Financial Officer
	Jeremy McCool	Founder
	Umer Anwer	Chief Technology Officer
	Sameer Rashid	Chief Operating Officer
	Vincent Ngo	Director of Manufacturing and Operations
	Sandeep Dhariwal	Controller

Perks

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

FW: HEVO Testing the Waters Campaign (1 of 2)



Sent from Mail for Windows

From: JP Yorro
Sent: Tuesday, February 22, 2022 11:26 AM
To: JP Yorro
Subject: HEVO Testing the Waters Campaign

Dear Friends of HEVO,

We are pleased to announce that we are accepting indications of interest in an upcoming Regulation Crowdfunding (Reg CF) bridge offering on Republic. For additional information about the company and to make a reservation, please see the following preview of the upcoming campaign HEVO Testing the Waters Campaign Page.

Company Highlights

HEVO's wireless charging technology meets the universal safety and performance standards for wireless EV charging developed by UL and the Society of Automotive Engineering (SAE). As a first-mover introducing a commercial-ready wireless EV charging platform featuring seamlessly integrated hardware and software, HEVO is well-positioned to dominate the rapidly expanding EV charging marketplace. This is evidenced by (1) a significant, recent investment from Obsidian Investment Partners; (2) a robust business development pipeline including multiple RFQs from major auto OEMs and Tier 1 auto suppliers; and (3) HEVO's selection as the exclusive commercialization partner for DOE-funded wireless charging technologies developed by Oak Ridge National Labs. HEVO's charging platform is designed to support the mass scaling and adoption of electric and autonomous vehicles by creating an exceptional user experience for drivers and fleets.

- Wireless EV charging system meeting UL and SAE standards
- Tier 1 agreement paves way for software installation on thousands of EVs
- Robust IP portfolio featuring 21 patent families
- Successful pilots with major global auto and energy companies
- Efficient cost structure, significantly below all competitors
- Revenue projected to exceed $500M by 2025

Disclaimer: With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Message to Reg D Offering Investors and followers (posted on the Reg D offering page Updates)



[redacted]

***

Dear Republic Investors,

For those of you who were unable to participate in the Reg D SAFE offering but remain interested in HEVO, we are pleased to announce that we are accepting indications of interest (minimum $250) in a proposed, upcoming Reg CF offering on Republic. For additional information about the company and to make a reservation, please see the following preview: HEVO Testing the Waters Campaign Page. Note that specific terms of the offering will be provided upon an official launch of the Reg CF offering, and reservations are non-binding. Also note the proposed Reg CF offering is separate and distinct from the now closed Reg D offering, so terms may differ.

Company Highlights

HEVO's wireless charging technology meets the universal safety and performance standards for wireless EV charging developed by UL and the Society of Automotive Engineering (SAE). As a first-mover introducing a commercial-ready wireless EV charging platform featuring seamlessly integrated hardware and software, HEVO is well-positioned to dominate the rapidly expanding EV charging marketplace. This is evidenced by (1) a significant, recent investment from Obsidian Investment Partners; (2) a robust business development pipeline including multiple RFQs from major auto OEMs and Tier 1 auto suppliers; and (3) HEVO's selection as the exclusive commercialization partner for DOE-funded wireless charging technologies developed by Oak Ridge National Labs. HEVO's charging platform is designed to support the mass scaling and adoption of electric and autonomous vehicles by creating an exceptional user experience for drivers and fleets.

- Wireless EV charging system meeting UL and SAE standards
- Tier 1 agreement paves way for software installation on thousands of EVs
- Robust IP portfolio featuring 21 patent families
- Successful pilots with major global auto and energy companies
- Efficient cost structure, significantly below all competitors
- Revenue projected to exceed $500M by 2025

Disclaimer: With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regu exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicite if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be receive offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without o commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non involves no obligation or commitment of any kind.

Sent from Mail for Windows